EXHIBIT 4.8

*	Confidential Treatment has been requested for the marked portions of this exhibit pursuant to Rule 24B-2 of the Securities Exchange Act of 1934, as amended.

DEVELOPMENT, MANUFACTURING AND SUPPLY AGREEMENT

This Development, Manufacturing and Supply Agreement (the “Agreement”) is entered into as of January 2, 2009 (the “Effective Date”), by and between Alnylam Pharmaceuticals, Inc., a corporation duly incorporated and existing under the laws of the State of Delaware, U.S.A, (“Alnylam”), and Tekmira Pharmaceuticals Corporation, a corporation duly organized and existing under the laws of the Province of British Columbia, Canada (“Tekmira”).

Recitals:

A. Alnylam and Tekmira are parties to an Amended and Restated License and Collaboration Agreement between Alnylam and Tekmira dated effective May 30, 2008 (the “Restated Tekmira LCA”) pursuant to which Alnylam and Tekmira have agreed to collaborate on the formulation and development of, among other things, Alnylam Royalty Products.

B. Alnylam and Protiva Biotherapeutics Inc. (“Protiva”) are parties to an Amended and Restated Cross-License Agreement between Alnylam and Protiva Biotherapeutics Inc. dated effective May 30, 2008 (the “Restated Protiva CLA”) pursuant to which Alnylam and Protiva have agreed to collaborate on the formulation and development of R&D Program Products (as defined in the Restated Protiva CLA) and pursuant to which Alnylam has obtained certain license rights with respect to Alnylam Licensed Products.

C. Alnylam and Tekmira are parties to a Manufacturing and Supply Agreement dated effective February 7, 2007 (the “MSA”) that governs Tekmira’s supply of Alnylam Royalty Products to Alnylam pursuant to the terms and conditions of Article 5 of the Restated Tekmira LCA.

D. Alnylam and Tekmira now wish to replace the MSA with this Agreement and to include the Manufacture (as hereinafter defined) of Alnylam Royalty Products and Alnylam Licensed Products by Tekmira on the terms and conditions described herein.

NOW, THEREFORE, in consideration of the mutual rights and obligations set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

Article 1

Definitions and Interpretation

1.1	Definitions

For purposes of this Agreement, the following terms will have the meanings set forth below:

1.1.1	“Additional Third Party Costs has the meaning set forth in Section 4.1.5.

1.1.2	“Adjusted GMP Batch Work Order Estimated Price” has the meaning set forth in Section 3.4.5.

1.1.3

“Affiliate” means with respect to a Party, (a) any corporation or business entity of which fifty percent (50%) or more of the securities or other ownership interests representing the equity, the voting stock or general partnership interest are owned, controlled or held, directly or indirectly, by such Party; (b) any corporation or business entity, which, directly or indirectly, owns, controls or holds fifty percent (50%) (or the maximum ownership interest permitted by law) or more of the securities or other ownership interests representing the equity, the voting stock or, if applicable, the general partnership interest, of such Party; or (c) any corporation or business entity, fifty percent (50%) or more of the securities or other ownership interests representing the equity of which is directly or indirectly owned, controlled or held by the same corporation, business entity or security holders, or holders of ownership interests, that own, control or hold fifty percent (50%) or more of the securities or other ownership interests representing the equity or the voting stock of such Party. Solely for purposes of this Agreement and without amending or altering the effect of the contrary provision in the definition of “Affiliate” in the Restated Tekmira LCA, all references to Tekmira in this Agreement shall (unless expressly stated otherwise in connection with such reference) include Tekmira and its Affiliate, Protiva. Notwithstanding the foregoing, Regulus Therapeutics LLC and its successors and assigns are not considered Affiliates of Alnylam for purposes of this Agreement.

1.1.4	“Aggregate FTE Estimate” means, with respect to any Calendar Quarter, the sum of the Quarterly FTE Estimates applicable to all Work Orders in effect during such Calendar Quarter.

1.1.5	“Alnylam Equipment” has the meaning set forth in Section 6.4.1.

1.1.6	“Alnylam Licensed Product” shall have the meaning set forth in clause (b) of Section 1.30 of the Restated Protiva CLA.

1.1.7	“Alnylam Materials” means all animal models, cell lines, tissue samples, genes, plasmids, siRNAs, miRNA constructs, vectors, receptors and other proteins, peptides, lipids, and other biological materials related to the Products, that in each case are provided by Alnylam to Tekmira for use in the performance of the Supply Services, including without limitation, the siRNA or miRNA composition incorporated into a Product.

1.1.8	“Alnylam Royalty Product” shall have the meaning set forth in Section 1.12 of the Restated Tekmira LCA.

1.1.9	“Annual FTE Estimate” has the meaning set forth in Section 5.4.

1.1.10	“Appendix II Information” means the information, materials and data described in Appendix II hereof.

1.1.11	“Applicable Laws” means all applicable ordinances, rules, regulations, laws, guidelines, guidances, requirements and court orders of any kind whatsoever of any Regulatory Authority, as amended from time to time, including without limitation, cGLP and cGMP (if applicable).

1.1.12	“At-Risk Batch” means either (i) a [*] Batch that is the [*] Batch for a particular Product attempted to be produced by Tekmira at the target production scale for such [*] Batch or (ii) a [*] Batch that is the [*] Batch for a particular Product attempted to be produced by Tekmira at the target production scale for such [*] Batch. In order to avoid confusion, any Batch (whether [*]) which is proposed to be an At-Risk Batch will be clearly so designated in the Work Order for such Batch. For purposes of clarity, Batches manufactured to replace failed At-Risk Batches will count in determining whether a [*] Batch or a [*] Batch, respectively, is the [*] Batch or the [*] Batch for a particular Product attempted to be produced by Tekmira at the target production scale for such Batch. For example, the [*] Batch for a particular Product attempted to be produced by Tekmira at the target production scale for such [*] Batch is an At-Risk Batch, and if such At-Risk Batch fails, the replacement for such At-Risk [*] Batch would also be an At-Risk Batch as it would be the [*] Batch for that particular Product attempted to be produced by Tekmira at the target production scale for such Batch. However, if that [*] At-Risk Batch fails, the next attempt would not be an At-Risk Batch as that would be the [*] Batch for that particular Product attempted to be produced by Tekmira at the target production scale for such [*] Batch.

1.1.13	“Back-Up Manufacturer” has the meaning set forth in Section 11.1.2.

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1.1.14	“Batch” means a specific quantity of Product set forth in a Work Order that is intended to be of uniform character and quality, within specified limits, and is produced during the same cycle of Manufacture and which is intended to meet the Product Specifications.

1.1.15	“Batch Documentation” means, with respect to each non-GMP and GMP Batch delivered hereunder, the batch documentation described in Sections 8.1.1 and 8.1.2, respectively; provided, however, that (i) in no event (and notwithstanding anything to the contrary elsewhere in this Agreement) shall Tekmira be required to provide any Formulation Design Know-How and (ii) subject to the provisions of Sections 11.2 and 11.3 all Batch Documentation, and the provision thereof hereunder shall be subject to the restrictions set forth in the Restated Tekmira LCA and Restated Protiva CLA with respect to the use and sublicensing of Tekmira Technology, Protiva Patent Rights and Licensed Information (as defined in such agreements).

1.1.16	“Bulk Product” means Product that has been Manufactured through completion of all Manufacturing stages other than sterile filtration (unless applicable Work Order specifies that a particular Batch of Bulk Product will have undergone sterile filtration), filling, finishing, and packaging.

1.1.17	“Business Day” means a day other than Saturday, Sunday or a statutory holiday in the Province of British Columbia, Canada or the Commonwealth of Massachusetts, U.S.A.

1.1.18	“Calendar Quarter” means each of the three-month periods ending on each of March 31, June 30, September 30 or December 31.

1.1.19	“Certificate of Analysis” or “CoA” means a document signed by an authorized representative of (a) Tekmira, or of a Third Party utilized by Tekmira in its performance of the Supply Services, as the case may be, describing, with respect to a particular Batch (i) the characteristics of such Batch, measured on the basis of the Product Specifications for, and testing methods applied to, the Product, (ii) the characteristics of the Tekmira Materials incorporated into such Batch, measured on the basis of the Raw Materials Specifications for, and testing methods applied to, such raw materials; or (b) Alnylam or its designee describing, with respect to a particular batch or other delivery unit of Alnylam Materials, the characteristics of such Alnylam Materials, measured on the basis of the Raw Materials Specifications for, and testing methods applied to, Alnylam Materials.

1.1.20	“Certificate of Compliance” has the meaning set forth in Section 8.1.2(g).

1.1.21	“cGLP” means the current good laboratory practices regulations applicable to the Manufacture of a Product that are promulgated by the Regulatory Authorities in the United States, or any other Regulatory Authorities designated in the applicable Work Order as the applicable Regulatory Authorities.

1.1.22	“cGMP” means the current good manufacturing practices regulations applicable to the Manufacture of a Product that are promulgated by the Regulatory Authorities in the United States, or any other Regulatory Authorities designated in the applicable Work Order as the applicable Regulatory Authorities.

1.1.23	“Confidential Information” means all proprietary or confidential information and materials, patentable or otherwise, of a Party which are disclosed by or on behalf of such Party to the other Party hereunder, including, without limitation, chemical substances, formulations, techniques, methodology, equipment, data, reports, know how, sources of supply, patent positioning, business plans, and also including without limitation proprietary and confidential information of Third Parties in possession of such Party under an obligation of confidentiality, whether or not related to making, using or selling Products.

1.1.24	“Damages” means any and all costs, losses, claims, liabilities, fines, penalties, damages and expenses, court costs, and reasonable fees and disbursements of counsel, consultants and expert witnesses incurred by a Party hereto (including interest which may be imposed in connection therewith).

1.1.25	“Dispute” has the meaning set forth in Section 16.6.1.

1.1.26	“Disputed Batch” has the meaning set forth in Section 8.4.1.

1.1.27	“Executed Batch Record” means the batch record generated by Tekmira in its Manufacture of a specific GMP Batch, which GMP Batch record shall contain the information set forth in the MBR for such Product at such scale and such quality of manufacture

1.1.28	“Executive Officers” means the Chief Executive Officer or the President of Alnylam (or another executive officer of Alnylam designated by such Chief Executive Officer) and the Chief Executive Officer of Tekmira (or an executive officer of Tekmira designated by such Chief Executive Officer).

1.1.29	“Facilities” means Tekmira Facilities located at 100-8900 Glenlyon Parkway, Burnaby, BC V5J 5J8, Canada, and such other facilities of Tekmira or its Affiliates as may be specified in an applicable Work Order or as may be otherwise mutually agreed in writing in advance between the Parties from time to time. For purposes of clarity, if Alnylam enters into a direct relationship with a Third Party, including a Facility, such Third Party shall not be deemed a “Facility” hereunder to the extent that they are performing work for Alnylam directly.

1.1.30	“FDA” means the United States Food and Drug Administration or any successor agency thereto.

1.1.31	“FDCA” means the United States Food, Drug and Cosmetic Act of 1938, as amended from time to time, and the regulations and guidelines promulgated thereunder.

1.1.32	“Finished Product” means Product that has been Manufactured through completion of all Manufacturing stages, including filling, finishing, and packaging.

1.1.33	“Formulation Design Know-How” means, other than Appendix II Information, Know-How bearing on methods, procedures and/or criteria involved in the design, formulation, selection, evaluation, or validation of one or more formulations for lipid-based siRNA or miRNA products, where such methods, procedures and/or criteria include parameters bearing on one or more desired or anticipated behaviors of such product when used for therapeutic purposes and may also include parameters bearing on the manufacturability, stability, consistency, yield, toxicity, or cost-effectiveness of such product, as well as or other factors relevant to whether such product may be desirable as a commercially marketed therapeutic. For clarity, the Formulation Design Know-How does not include [*]. For example, if Tekmira is required to perform Technical Transfer with respect to a Product in accordance with Article 11 hereof, Tekmira will transfer all information and intellectual property necessary for the Manufacture of that Product in the same way that Tekmira Manufactured such Product at the time of Technical Transfer such that the transferee of such Technical Transfer can reproduce the Manufacturing Process of Tekmira for such Product, and it is understood that Formulation Design Know-How shall not be required to complete such Technical Transfer.

1.1.34	“FTE” means with respect to Tekmira, the equivalent of the work of one (1) full time employee or contractor for [*], for or on behalf of Tekmira, which equates to a total of [*] hours per year of work performed in connection with this Agreement, and the direct management thereof. Unless otherwise approved in particular instances by the Joint Development and Manufacturing Committee, the Supply Services work of one individual person under this Agreement will not account for more than one (1) FTE per year.

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1.1.35	“FTE Portion” means, with respect to any Calendar Quarter, that portion of the Price of Supply Services that equals the sum of the number of FTEs of work actually performed in the provision of Supply Services in such Calendar Quarter, multiplied by the then-current FTE Rate. For the avoidance of doubt, it is agreed that the cost of Supplies will be deemed to be represented in the FTE Portion and thus will not be separately chargeable as part of the Price. For further clarity, Tekmira will include in the FTE Portion FTEs for Third Party Management Work.

1.1.36	“FTE Rate” means [*] per annum; provided, however, that beginning on January 1, 2012 (i.e., the first such adjustment will be made as of such date, to reflect CPI changes since the Effective Date, and subsequent such adjustments will be made as of each January 1 thereafter, to reflect CPI changes in the then-preceding year), the then-current FTE Rate shall be adjusted by the percent change year to year in the Consumer Price index (All items) for the Province of British Columbia, Canada as published by Statistics Canada for each year during the term of this Agreement.

1.1.37	“GMP Batch” means a Batch that is intended to meet cGMP requirements.

1.1.38	“GMP Batch Forecast” means a non-binding, good faith, rolling forecast of Alnylam’s estimated requirements for GMP Batches during the eight (8) Calendar Quarters covered by such GMP Batch Forecast.

1.1.39	“GMP Batch Work Order Estimated Price” has the meaning set forth in Section 3.2.5.

1.1.40	“Indemnified Party” has the meaning set forth in Section 15.5.

1.1.41	“Indemnifying Party” has the meaning set forth in Section 15.5.

1.1.42	“Intellectual Property” means patents, patent applications, including without limitation utility, model and design patents and certificates of invention and all divisionals, continuations, continuations-in-part, reissues, renewals, extensions (including supplemental protection certificates), additions, registrations or confirmations to or of any such patent applications and patents, trade names, trademarks, copyrights, trade dress, industrial and other designs, trade secrets or Know-How, and other forms of intellectual property, all whether or not registered or capable of registration.

1.1.43	“Joint Development and Manufacturing Committee” means the committee formed by the Parties under Article 2.

1.1.44	“Know-How” means any and all technical information and know-how owned or controlled by a Party and its Affiliates, including without limitation, data, instructions, processes, formulae, trade secrets, expert opinions and other information (in written or other tangible form) including, without limitation, any chemical, pharmacological, toxicological, clinical, assay, control and manufacturing data, biological materials, manufacturing or related technology, analytical methodology, chemical and quality control procedures, protocols, techniques, improvements and results of experimentation and testing.

1.1.45	“Manufacturing” or “Manufacture” means, with respect to a Product, all or a portion of the activities associated with the production, manufacture and processing of such Product, and the filling, finishing, testing, packaging, labelling, shipping, and storage of such Product, including without limitation, formulation process scale-up for toxicology and clinical study use, stability testing, analytical development, quality assurance and quality control, and in the case of the Manufacturing of Product by Tekmira, the production of Bulk Product or Finished Product using the Alnylam Materials.

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1.1.46	“Manufacturing Process” means any and all processes (or any step in any process) used or planned to be used by Tekmira to Manufacture Product, which, for GMP Batches, shall be as evidenced in the Batch Documentation and/or the Master Batch Record.

1.1.47	“Master Batch Record” or “MBR” means the Parties’ jointly approved manufacturing and control instructions for the Manufacture of a specific Batch.

1.1.48	“Materials” means Alnylam Materials and Tekmira Materials.

1.1.49	“Materials Costs” means the actual costs incurred by Tekmira for the procurement, qualification, purchase, in-bound shipping and freight insurance, testing, validation, and storage of any and all Tekmira Materials for a Product, other than Supplies.

1.1.50	“Method” means any compendial and non-compendial analytical method and all approved revisions thereto, as updated from time to time.

1.1.51	“Minimum FTE Portion” means, with respect to any Calendar Quarter in a given calendar year, the then-current FTE Rate multiplied by the Year-Specific FTE Minimum for such year and divided by four (4); provided, however, that if any at time during such year, the actual aggregate FTE Portion for all of the then-elapsed Calendar Quarters in such year is equal to or more than the FTE Rate multiplied by the Year-Specific FTE Minimum for such year, then the Minimum FTE Portion for the remaining Calendar Quarter(s), if any, in such year will be zero; and provided, further, however, that if in any Calendar Quarter, the actual FTEs devoted to the Supply Services is less than twenty five percent (25%) of the applicable Year-Specific FTE Minimum due to the failure of Tekmira to fulfill its obligations under one or more approved Work Orders, then the Minimum FTE Portion for such Calendar Quarter shall be zero.

1.1.52	“miRNA” has the meaning set forth in the Restated Tekmira LCA

1.1.53	“Monthly Interim Reimbursement” has the meaning set forth in Section 4.1.2.

1.1.54	[*]

1.1.55	[*]

1.1.56	“non-GMP Batch” means any Batch intended for non-clinical use, including those intended to meet the requirement for pre-clinical use pursuant to cGLP requirements, such as, for example, a batch intended for use in GLP toxicology studies.

1.1.57	“OOS” has the meaning set forth in Section 7.9.1.

1.1.58	“Party” means Alnylam or Tekmira and “Parties” means Alnylam and Tekmira.

1.1.59	“Person” means a natural person, a corporation, a partnership, a trust, a joint venture, a limited liability company, any Regulatory Authority or any other entity or organization.

1.1.60	“Phase II Study” means (a) a dose exploration, dose response, duration of effect, kinetics, dynamic relationship or preliminary efficacy and safety study of a Product in the target patient population or (b) a controlled dose-ranging clinical trial to evaluate further the efficacy and safety of a Product in the target patient population and to define the optimal dosing regimen.

1.1.61	“Phase III Study” means a controlled pivotal clinical study of a Product that is prospectively designed to demonstrate statistically whether such Product is effective and safe for use in a particular indication in a manner sufficient to obtain Regulatory Approval to market such Product

1.1.62	“Price” means the amount, measured in Canadian dollars, to be paid by Alnylam to Tekmira for the Supply Services with respect to each Product and otherwise as provided in an applicable Work Order, which amount shall equal the sum of (i) the FTE Portion, (ii) [*] of the applicable

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Materials Costs, and (iii) [*] of the applicable Third Party Costs. For the avoidance of doubt, Price shall not include any additional charges for use of the Tekmira Facilities in connection with the Supply Services performed hereunder. To the extent that new equipment is required for the performance of Supply Services, the Parties shall (x) discuss at time of entering into the relevant Work Order whether and to what extent it would be appropriate for Alnylam to bear a portion of the costs of such equipment and what rights each Party would have in such equipment were Alnylam to bear some or all of the costs of such equipment and (y) include in the Price for such Work Order any portion of the costs for such equipment for which Alnylam has agreed to be responsible.

1.1.63	“Product” means any Alnylam Royalty Products or Alnylam Licensed Products. For the avoidance of doubt, [*].

1.1.64	“Quality Agreement” means the new Quality Agreement to be entered into between Alnylam and Tekmira pursuant to Section 10.1.

1.1.65	“Quarterly Advance Payment” has the meaning set forth in Section 4.1.1

1.1.66	“Quarterly FTE Estimate” has the meaning set forth in Section 3.3.

1.1.67	“Records” has the meaning set forth in Section 9.2.

1.1.68	“Regulatory Authority” means the FDA, the EMEA, Health Canada, and any other comparable governmental authorities, whether federal, provincial, state or municipal, regulating the manufacture, importation, distribution, marketing and/or sale of therapeutic substances in the Territory.

1.1.69	“Representatives” means, with respect to a Person, that Person’s Affiliate and their respective directors, officers, employees, contractors, agents, representatives and any other Person(s) to the extent acting under their authority.

1.1.70	“Restated Protiva CLA” has the meaning set forth in paragraph B of the Recitals.

1.1.71	“Restated Tekmira LCA” has the meaning set forth in paragraph A of the Recitals.

1.1.72	“siRNA” means a double-stranded ribonucleic acid (RNA) composition designed to act primarily through an RNA interference mechanism that consists of either (a) two separate oligomers of native or chemically modified RNA that are hybridized to one another along a substantial portion of their lengths, or (b) a single oligomer of native or chemically modified RNA that is hybridized to itself by self-complementary base-pairing along a substantial portion of its length to form a hairpin.

1.1.73	“SOP” means the duly authorized and documented standard operating procedure practised by each of Alnylam and Tekmira in the performance of a specified process.

1.1.74	“Specifications” means the list of tests, references to any analytical procedures, and appropriate acceptance criteria (a) to which Product at any stage of Manufacture should conform to be considered acceptable for its intended use, or (b) to which raw materials (including, but not limited to, Materials) should conform to be considered acceptable for their intended use, in each case that are mutually approved by the Parties, as such Specifications are amended or supplemented from time to time by mutual agreement of the Parties in writing, it being understood, however, that references herein to “Specifications” in the context of non-GMP Batches will not imply that such Specifications conform with the standards of GMP, and, as such, Specifications for non-GMP Batches will be considered for regulatory and quality control purposes to be draft Specifications. As used in this Agreement, “Product Specifications” means the Specifications applicable to a particular Product, and “Raw Materials Specifications” means the Specifications applicable to a particular raw material.

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1.1.75	“Supplies” means, unless otherwise defined in a Work Order (which Work Order definition shall apply only to the Products to be manufactured under such Work Order), Tekmira Materials (other than lipids and large items such as HPLC columns, filters, batch buffers, and solvents) and consumables routinely used or consumed in the course of Tekmira’s operations generally and that are not in any way specific to the Products or any Work Order, such as, by way of illustration: gloves, lab chemicals, lab buffers, lab reagents, lab solvents, paper towels, pipette tips, and test tubes.

1.1.76	“Supply Services” has the meaning set forth in Section 3.1.

1.1.77	“Technical Transfer” means the transfer, in accordance with Article 11, of Confidential Information and Intellectual Property of Tekmira and its Affiliates (including without limitation, Methods comprising Confidential Information or Intellectual Property of Tekmira and its Affiliates) to Third Parties and Back-Up Manufacturers to the extent necessary to allow such Third Parties and Back-Up Manufacturers to Manufacture a specific Product. For clarity, it is agreed that Technical Transfer will include the provision of the Appendix II Information but will not include the provision of any Formulation Design Know-How.

1.1.78	“Tekmira Equipment” has the meaning set forth in Section 6.4.1.

1.1.79	“Tekmira Facilities” means, subject to Section 6.2, Tekmira’s manufacturing facilities located at 8900 Glenlyon Parkway, Burnaby, B.C. V5J 5J8, Canada.

1.1.80	“Tekmira Materials” means all materials (including but not limited to Supplies) to be used by Tekmira in the performance of Supply Services other than the Alnylam Materials listed in the applicable Work Order.

1.1.81	“Term” means the term of this Agreement, as described in Article 15.

1.1.82	“Territory” means all of the countries in the world and their territories and possessions.

1.1.83	“Third Party” means any Person other than a Party to this Agreement or an Affiliate of a Party to this Agreement.

1.1.84	“Third Party Costs” means the actual costs incurred by Tekmira for the procurement, qualification, monitoring, and purchase of any and all services, facilities, or personnel provided by Third Parties with respect to the manufacture or supply of Products under this Agreement, including, without limitation, the costs, charges and fees described in Section 4.1.5.

1.1.85	“Third Party Management Work” means work performed by Tekmira in the initiation, maintenance, and management of Third Parties engaged by Tekmira for the procurement, qualification, monitoring, testing, and purchase of any and all Supply Services, Facilities, equipment, or personnel provided by such Third Parties with respect to the Manufacture of Products under this Agreement for which Alnylam is reimbursing Third Party Costs. For purposes of clarity, Third Party Management Work will include typical program management functions, including without limitation legal and business development and all work devoted to interfacing with Alnylam or its personnel with respect to such initiation, maintenance, or management of such relationships with Third Parties.

1.1.86	“Work Order” means a written work order mutually approved by the Parties as described in Section 3.3, as such Work Order is modified by approved Change Orders. No more than one Batch may be ordered in each individual Work Order.

1.1.87	“Year-Specific FTE Minimum” means:

(a)	with respect to 2009, [*] FTEs;

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(b)	with respect to 2010, [*] FTEs; and

(c)	with respect to 2011, [*] FTEs.

1.2	Work Order Definitions

Unless otherwise expressly defined in a Work Order, the capitalized terms used in such Work Order will have the respective meanings set forth in this Agreement.

1.3	Conflicts

In the event of a conflict between this Agreement, the Quality Agreement, a Work Order or an attachment thereto, the terms and conditions of this Agreement shall control.

1.4	Currency

Unless otherwise explicitly stated, all references to money or “$” in this Agreement will mean the lawful money of Canada.

Article 2

Joint Development and Manufacturing Committee

2.1	Manufacturing Activities Committee.

The Manufacturing Activities Committee provided for in Section 4.1 of the Restated Tekmira LCA shall be permanently disbanded and be of no further effect as of the Effective Date. In the event that such Manufacturing Activities Committee has not been formed, the Parties agree that no such Manufacturing Activities Committee will be formed on or after the Effective Date.

2.2	Joint Development and Manufacturing Committee Established

The Parties hereby establish a Joint Development and Manufacturing Committee that shall monitor and coordinate communication regarding the Parties’ activities under this Agreement, as more fully described through this Agreement by reference to the Joint Development and Manufacturing Committee. The Joint Development and Manufacturing Committee shall facilitate the exchange of information between the Parties with respect to the activities hereunder, shall establish procedures for the efficient sharing of information and materials necessary for each Party’s exercise of its rights and performance of its tasks hereunder, and shall perform such other functions as appropriate to further the purposes of this Agreement, as determined by the Parties.

2.3	Powers

2.3.1	Subject to the more specific provisions of this Agreement, the Joint Development and Manufacturing Committee shall have general responsibility for determining the form of Work Orders and scheduling and planning manufacturing campaigns and other Supply Services to be conducted under this Agreement. The Parties have adopted an initial Supply Services Plan, as attached hereto as Appendix I, to act as a guide for the Joint Development and Manufacturing Committee in this respect.

2.3.2	The Joint Development and Manufacturing Committee shall have only the powers assigned expressly to it in this Article 2 and elsewhere in this Agreement, and the Joint Development and Manufacturing Committee shall not have any power to amend, modify or waive compliance with this Agreement.

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2.4	Membership

Each Party shall have an equal number of representatives on the Joint Development and Manufacturing Committee. The Joint Development and Manufacturing Committee will initially have four (4) members, as follows: [*] from Tekmira, and [*] from Alnylam. Either Party may designate substitutes for its representatives if one (1) or more of such Party’s designated representatives are unable to be present at a meeting. From time to time each Party may replace its representatives by written notice to the other Party specifying the prior representative(s) and their replacement(s).

2.5	Meetings

Meetings of the Joint Development and Manufacturing Committee shall be effective only if at least one representative of each Party is present or participating. With the prior consent of both Parties’ representatives (such consent not to be unreasonably withheld or delayed), other representatives of each Party or Third Parties involved with the Supply Services may attend meetings as nonvoting participants or observers.

2.6	Decision Making

2.6.1	Actions to be taken by the Joint Development and Manufacturing Committee shall be taken only following unanimous vote, with each Party having one (1) vote.

2.6.2	If the Joint Development and Manufacturing Committee cannot reach a unanimous decision for a period in excess of ten (10) days from the discussion at the Joint Development and Manufacturing Committee, unless the Parties agree to prolong such time period, the matter may be referred to the Executive Officers by any member of the Joint Development and Manufacturing Committee. In that event, the Executive Officers shall attempt resolution by good faith negotiations for at least ten (10) days after such referral. If the Executive Officers are not able to resolve such dispute within such ten (10) day period, then such dispute shall be finally decided by arbitration in accordance with the terms described in Section 16.6.

Article 3

Scope of Supply Services and Work Orders

3.1	Scope of Supply Services

Tekmira will provide services for Alnylam in respect of the Manufacture of Product as Bulk Product or Finished Product, as non-GMP Batches or GMP Batches, and such other services, including without limitation, project management, Technical Transfer, scale-up and process development, analytical method development, stability testing, release testing, quality control, quality assurance, Third Party Management Work, and regulatory support, as may be specified in each Work Order (“Supply Services”). Subject to the provisions of Article 11, Alnylam agrees to obtain, and Tekmira agrees to supply, all of Alnylam’s requirements during the Term for Bulk Product and for Finished Product for non-GMP Batches and other non-clinical studies and for Bulk Product for clinical development, through the completion of all Phase II Studies of such Product that are initiated prior to the initiation of the first Phase III Study of such Product, in each case through the provision of the Supply Services by Tekmira under this Agreement. Alnylam further agrees, in recognition of Tekmira’s commitments and anticipated scale-up and other efforts hereunder, to pay Tekmira for at least the Minimum FTE Portion applicable to each Calendar Quarter only during the first three years of the Term.

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3.2	Contents and Effectiveness of Work Orders

3.2.1	Each request for the Manufacture of a specific Batch will be set forth in a Work Order, which may also specify Supply Services incidental to or otherwise directly related to the Manufacture and supply of such Batch.

3.2.2	While a single Work Order may cover the Manufacture of more than one Batch of a particular Product, no Work Order may cover (i) the Manufacture of Batches of different Products or (ii) the Manufacture of one or more non-GMP Batches and one or more GMP Batches of the same Product.

3.2.3	Each request for Supply Services other than the Manufacture of a specific Batch (“Other Supply Services Work Orders”), such as, for example, scale up and process development activities, will (except as stated in Section 3.2.1) be set forth in a separate Work Order that specifically provides for such Supply Services. Either Party may prepare a draft of any such Other Supply Services Work Order and provide it to the other Party, and, if it does so, such other Party will accept, reject, or suggest changes to such draft Work Order in writing within ten (10) Business Days of its receipt of such draft Work Order. No Other Supply Services Work Order will be effective unless and until it has been agreed to and signed by authorized representatives of both Parties. Neither Party will be obligated to enter into any Other Supply Services Work Order, but each Party hereby agrees to be reasonable and to use good faith in its considerations of draft Other Supply Services Work Orders submitted by the other Party.

3.2.4	Unless otherwise determined in individual situations by the Joint Development and Manufacturing Committee, Work Orders covering the Manufacture of a non-GMP Batch and related Supply Services (“non-GMP Batch Work Orders”) will contain or refer to the following elements as applicable: scope of Supply Services, an estimate of the total Price for all Supply Services under such Work Order (the “non-GMP Batch Work Order Estimated Price”) (each such estimate providing details regarding the projected amount of Third Party Management work and Third Party Costs contained in such estimated Price), Specifications (it being understood that the Specifications for a non-GMP Batch will be agreed upon by the Joint Development and Manufacturing Committee using good faith estimates of what is reasonably achievable for such non-GMP Batch and which Specifications may include “run-and-report” data for which Tekmira will not be held responsible), date or dates of Alnylam’s delivery of Alnylam Materials and associated documentation, timeframe for commencement and completion of Supply Services, deliverables, designation of the additional Applicable Laws and Regulatory Authority(ies) that will be applicable to the Product to be produced (it being understood that the standard for Product produced in non-GMP Batches will be based on industry standards and norms agreed to by the Joint Development and Manufacturing Committee), location of Facilities, reference to Tekmira Materials and Alnylam Materials, and deviations, if any, from the terms of this Agreement. Each Party’s representatives on the Joint Development and Manufacturing Committee shall have the authority to sign, on behalf of their respective Parties, a non-GMP Batch Work Order, subject to any financial limits to the signing authority of the members of the Joint Development and Manufacturing Committee based on such Party’s internal controls.

In the event the Parties cannot agree upon the content of any non-GMP Batch Work Order or cannot agree upon a Change Order related to any non-GMP Batch Work Order, then the Joint Development and Manufacturing Committee shall be authorized to attempt to resolve such disagreement. If the Joint Development and Manufacturing Committee cannot resolve such disagreement, the matter shall be resolved in accordance with the provisions of Section 2.6.2.

3.2.5	Work Orders covering the Manufacture of a GMP Batch and related Supply Services (“GMP Batch Work Orders”) shall contain or refer to the following elements as applicable: scope of Supply Services, an estimate of the total Price for all Supply Services under such Work Order (the “GMP Batch Work Order Estimated Price”) (each such estimate providing details regarding the projected amount of Third Party Management Work and Third Party Costs contained in such estimated Price), Methods, Specifications, SOPs (and other documentation such as development or qualification of methods and/or analytics, to the extent designated by the Joint Development and Manufacturing Committee as relevant), date or dates of Alnylam’s delivery of Alnylam Materials and its associated documentation, timeframe for commencement and completion of Supply Services, deliverables, designation of the additional Applicable Laws and Regulatory Authority(ies) that will be applicable to the Product to be produced, location of Facilities, reference to Tekmira Materials and Alnylam Materials, and deviations, if any, from the terms of this Agreement.

3.2.6	With respect to GMP Batch Work Orders, Alnylam will, reasonably and in good faith, prepare a draft of each such Work Order and provide it to Tekmira for its consideration, and Tekmira will accept or suggest changes to such draft Work Order in writing within ten (10) Business Days of Tekmira’s receipt of such draft Work Order. Tekmira shall be reasonable and use good faith in its considerations of draft GMP Batch Work Orders from Alnylam. No GMP Batch Work Order will be effective unless and until it has been agreed to and signed by authorized representatives of both Parties; provided, however, that (i) Tekmira may suggest changes to, but may not decline to accept, a GMP Batch Work Order to be effected in the following two Calendar Quarters for a GMP Batch that was reflected in the most recent GMP Batch Forecast for such Calendar Quarters and (ii) nothing contained herein shall require Tekmira to accept any Work Order which contains provisions which are contrary to the terms of this Agreement. Documents relating to the relevant project, including, without limitation, Specifications, and any other relevant documentation, will be attachments to the applicable GMP Batch Work Order and/or incorporated in the Work Order by reference.

3.2.7	Each fully signed or otherwise mutually-approved Work Order will be subject to the terms of this Agreement and will be incorporated herein and form a part of this Agreement.

3.3	Quarterly FTE Estimates

At least ten (10) Business Days prior to the first day of each Calendar Quarter, the Joint Development and Manufacturing Committee will determine, based on good faith input from both Tekmira and Alnylam, a reasonable estimate of the number of FTEs that will be required to perform the Supply Services called for in each of the Work Orders that is, or is to be, effective as to that upcoming Calendar Quarter (each is the “Quarterly FTE Estimate” for that Work Order).

3.4	Change Orders

3.4.1	Neither Party will make any changes to the Specifications, Methods, procedures, processes, Materials or Alnylam Equipment used under this Agreement or set forth in a Work Order, without the other Party’s prior written approval, such approval not to be unreasonably withheld or delayed.

3.4.2	Either Party may upon written notice to other Party, request a change to a Work Order (a “Change Order”).

3.4.3	Change Orders with respect to Other Supply Services Work Orders may be proposed and adopted from time to time in the same manner as described in Section 3.2.3 for the proposal and adoption of Other Supply Services Work Orders.

3.4.4	Change Orders with respect to non-GMP Batch Work Orders (“non-GMP Batch Change Orders”), consistently with Section 3.2.4, may take the form, may be adopted, and shall include the elements, determined to be appropriate from time to time by the Joint Development and Manufacturing Committee, subject to any financial limits on the signing authority of the Parties’ representatives on the Joint Development and Manufacturing Committee based on such Party’s internal controls.

3.4.5	For each proposed Change Order with respect to GMP Batch Work Order (a “GMP Batch Change Order”) submitted by Alnylam, Tekmira will, within the longer of (a) four (4) Business Days of written notice of such Change Order from Alnylam, or (b) such time as may be required for Tekmira to obtain necessary information from Third Party suppliers with respect to such proposed Change Order, but not in excess of twelve (12) Business Days, indicate in writing to Alnylam (i) whether such GMP Batch Change Order is necessary or feasible, (ii) to what extent, if any, such GMP Batch Change Order alters the time frame, or any other parameters of Tekmira’s performance of the Supply Services, and (iii) what effect, if any, Tekmira believes the implementation of such GMP Batch Change Order would have on the Price of the affected Supply Services, expressed as a revised GMP Batch Work Order Estimated Price for such Work Order (the “Adjusted GMP Batch Work Order Estimated Price”). For each GMP Batch Change Order initiated by Tekmira, Tekmira will indicate the information described in clauses (i) through (iii) above as part of its written notice to Alnylam of the proposed Change Order. If Alnylam accepts the terms of such GMP Batch Change Order in writing, then the relevant GMP Batch Work Order will be deemed amended to reflect those changes set forth in such Change Order. No GMP Batch Change Order will be effective unless and until it has been agreed to and signed by authorized representatives of both Parties. Neither Party will be obligated to enter into any GMP Batch Change Order, but each Party hereby agrees to be reasonable and to use good faith in its considerations of draft GMP Batch Change Orders submitted by the other Party; provided, however, that nothing contained herein shall require either Party to accept any Change Order which contains provisions which are contrary to the terms of this Agreement.

3.4.6	Each fully signed or otherwise mutually-approved Change Order will be subject to the terms of this Agreement and will be incorporated herein and form a part of this Agreement.

Article 4

Invoicing and Payment

4.1	Price of Supply Services

4.1.1	On or before the first Business Day of each Calendar Quarter, Alnylam shall deliver to Tekmira the “Quarterly Advance Payment,” which shall equal the greater of (i) the Minimum FTE Portion for such Calendar Quarter and (ii) the Aggregate FTE Estimate for such Calendar Quarter, multiplied by the FTE Rate.

4.1.2	Within thirty (30) days after the end of each of the first two calendar months in each Calendar Quarter, Tekmira shall send Alnylam an accounting of any Materials Costs or Third Party Costs paid or payable by Tekmira during the month preceding the delivery of such accounting in accordance with Work Orders, including specific references to the Work Orders under which such Materials Costs or Third Party Costs were incurred. Within thirty (30) days after such accounting from Tekmira, Alnylam will pay or reimburse Tekmira for all such Materials Costs and Third Party Costs (the “Monthly Interim Reimbursement(s)”).

4.1.3	Within thirty (30) days after the end of each Calendar Quarter, Tekmira shall send Alnylam an accounting of the actual aggregate Price for the Supply Services actually provided by Tekmira during such Calendar Quarter, including an itemization (by job category and whether or not for Third Party Management Work) of the applicable FTEs devoted to such Supply Services, the Materials Costs and Third Party Costs incurred, in each case including specific references to the Work Orders under which such FTEs, Materials Costs and Third Party Costs were incurred; it being understood and agreed that, unless otherwise specified in the applicable Work Order (in which case the terms of the Work Order shall prevail):

(a)	except with respect to activities involved in investigations of deviations from Specifications, Tekmira will not be entitled to bill, and Alnylam shall not be required to pay, an aggregate Price for all Supply Services under any given non-GMP Batch Work Order (other than for the first or the second non-GMP Batch for a particular Product attempted to be produced by Tekmira at the target production scale for such non-GMP Batch) in excess of the lesser of:

(i)	the sum of:

(1) any applicable Additional Third Party Costs, plus

(2) the lesser of (w) [*] of the amount estimated for such Supply Services in such non-GMP Batch Work Order for all costs other than Third Party Costs and Third Party Management Work and (x) the actual Price for such Supply Services in such non-GMP Batch Work Order for all costs other than Third Party Costs and Third Party Management Work, plus

(3) the lesser of (y) [*] of the amount estimated for Third Party Costs and Third Party Management Work in such non-GMP Batch Work Order and (z) the actual Price for such Third Party Costs and Third Party Management Work in such non-GMP Batch Work Order

or

(ii)	the sum of (1) any applicable Additional Third Party Costs plus (2) [*] in excess of the amount estimated for such Supply Services in such non-GMP Batch Work Order.

(b)	except with respect to activities involved in OOS investigations, Tekmira will not be entitled to bill, and Alnylam shall not be required to pay, an aggregate Price for all Supply Services under any given GMP Batch Work Order in excess of the lesser of:

(i)	the sum of:

(1) any applicable Additional Third Party Costs, plus

(2) the lesser of (w) [*] of the amount estimated for such Supply Services in such GMP Batch Work Order for all costs other than Third Party Costs and Third Party Management Work and (x) the actual Price for such Supply Services performed pursuant to such GMP Batch Work Order for all costs other than Third Party Costs and Third Party Management Work, plus

(3) the lesser of (y) [*] of the amount estimated for Third Party Costs and Third Party Management Work in such GMP Batch Work Order and (z) the actual Price for such Third Party Costs and Third Party Management Work performed pursuant to such GMP Batch Work Order,

or

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(ii)	the sum of (1) any applicable Additional Third Party Costs plus (2) [*] in excess of the amount of estimated for such Supply Services in such GMP Batch Work Order.

4.1.4	Within fifteen (15) days after such notice from Tekmira, either, as the case may be: (i) Alnylam shall pay Tekmira the amount by which such actual aggregate Price exceeds the sum of the Quarterly Advance Payment and all Monthly Interim Reimbursements paid by Alnylam with respect to such Calendar Quarter pursuant to Section 4.1.1 and 4.1.2, or (ii) Tekmira shall notify Alnylam that Alnylam has a credit (towards the next Quarterly Advance Payment payable by Alnylam pursuant to Section 4.1.1) equal to the amount by which, if any, the sum of the Quarterly Advance Payment and all Monthly Interim Reimbursements paid by Alnylam with respect to such Calendar Quarter exceeds such actual aggregate Price.

4.1.5	Alnylam acknowledges that Tekmira may incur non-refundable Third Party Costs in connection with its performance of Work Orders, including reservation fees, change fees and cancellation fees associated with each reservation, change and cancellation of Manufacturing time slots reserved exclusively for Tekmira. All of such Third Party Costs incurred by Tekmira will be reimbursed by Alnylam to the extent (i) a reasonable estimate of the same was included in the non-GMP Batch Work Order Estimated Price or the GMP Batch Work Order Estimated Price applicable to such Work Order (as adjusted to reflect any applicable approved Change Orders),or (ii) they were incurred by Tekmira due to Alnylam’s delay in delivery of Alnylam Materials and/or associated documentation or any other action, delay or failure of Alnylam; provided that, in each case, (x) such Third Party agreements under which Tekmira committed to pay such reservation, change or cancellation fees, are attached to such Work Order at the time such Work Order is agreed, and (y) Tekmira shall take reasonable steps to mitigate the out-of-pocket expenses incurred in connection therewith. Any such Third Party Costs described in clauses (ii) above are referred to herein as the “Additional Third Party Costs.” If so requested by Alnylam, Tekmira shall provide Alnylam with copies of receipts and/or invoices evidencing all Third Party Costs actually incurred by Tekmira in connection with the Supply Services under each Work Order.

4.2	Method of Payment

Alnylam will make all payments for Supply Services in Canadian Dollars by cheque or wire transfer to the account specified by Tekmira. All undisputed balances remaining unpaid thirty (30) days after the date due for payment will bear interest at the rate of the greater of one percent (1%) per month or the prime rate plus 1%, compounded annually.

4.3	Audit

4.3.1	Access. Upon the written request of Alnylam and not more than once in each Calendar Year, Tekmira shall permit an independent certified public accounting firm of nationally recognized standing selected by Alnylam and reasonably acceptable to Tekmira, at Alnylam’s expense except as set forth below, to have access during normal business hours to such of the records of Tekmira as may be reasonably necessary to verify the accuracy of the amounts billed to Alnylam by Tekmira pursuant hereto, including FTEs (including Third Party Management Work), Materials Costs and Third Party Costs, for any Calendar Year ending not more than thirty-six (36) months prior to the date of such request, for the sole purpose of verifying the basis and accuracy of payments made under this Article 4.

4.3.2	Discrepancies; Default Interest. If such accounting firm identifies a discrepancy made during such period, the appropriate Party shall pay the other Party the amount of the discrepancy within twenty (20) Business Days of the date Alnylam delivers to Tekmira such accounting firm’s

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written report so concluding, or as otherwise agreed by the Parties in writing. Such written report shall be binding upon the Parties. The fees charged by such accounting firm shall be paid by Alnylam, unless such discrepancy represents an overpayment by Alnylam of more than the lesser of [*] or [*] of the total amounts due hereunder in any Calendar Year, in which case such fees shall be paid by Tekmira. Unless an audit for such Calendar Year has been commenced upon the expiration of thirty-six (36) months following the end of such Calendar Year, the calculation of payments payable with respect to such Calendar Year shall be binding and conclusive upon both Parties, and each Party shall be released from any further liability or accountability with respect to royalties and other payments for such Calendar Year.

4.3.3	Confidentiality. Alnylam shall treat all financial information subject to review under this Section 4.3 in accordance with the confidentiality and non-use provisions of Article 14 of this Agreement, and shall cause its accounting firm to enter into an acceptable confidentiality agreement with Tekmira obligating it to retain all such information in confidence pursuant to such confidentiality agreement.

Article 5

Work Order Lead Times and GMP Batch Forecasts

5.1	GMP Batch Forecasts

No later than the first Business Day of each Calendar Quarter, Alnylam shall provide Tekmira with a GMP Batch Forecast of Alnylam’s anticipated requirements for GMP Batch production under this Agreement, covering the Calendar Quarter in which such GMP Batch Forecast is so delivered and the following seven (7) Calendar Quarters. Such GMP Batch Forecast shall not constitute a Work Order for any Supply Services, but the requirements stated in each GMP Batch Forecast for the first two Calendar Quarters covered by such GMP Batch Forecast shall: (a) constitute Alnylam’s binding commitment to place GMP Batch Work Orders for Supply Services to produce such volumes for delivery during such two Calendar Quarters (it being understood that Alnylam will have submitted GMP Batch Work Orders for the first of such Calendar Quarter during the preceding Calendar Quarter, consistent with Section 5.2.1); and (b) constitute Tekmira’s binding commitment to provide such Supply Services under mutually-agreed GMP Batch Work Orders; provided, however, that Tekmira will use its commercially reasonable efforts to meet Alnylam’s needs.

5.2	Lead Time for Work Orders

5.2.1	Alnylam will provide Tekmira a draft GMP Batch Work Order with sufficient lead time to enable both Parties to have clarified the terms of and have duly executed such GMP Batch Work Order at least ninety (90) days before the first date of Supply Services scheduled under such GMP Batch Work Order, or such shorter amount of time as the Parties may agree, working through the Joint Development and Manufacturing Committee or otherwise, it being agreed that both Parties will exert commercially reasonable efforts to shorten lead times where practicable. Alnylam will provide Tekmira draft non-GMP Batch Work Orders and Other Supply Services Work Orders allowing for reasonable lead times deemed to be sufficient by action of the Joint Development and Manufacturing Committee.

5.2.2	Each Work Order will be governed by the terms of this Agreement and none of the terms or conditions of either Party’s acknowledgement forms or any other forms will be applicable, except those specifying the matters set forth in Sections 3.2 or 3.4.

5.2.3	Notwithstanding the foregoing, Alnylam reserves the right, on one (1) week’s prior written notice to Tekmira, to suspend a Work Order in the event of a Serious Adverse Drug Event as defined under Applicable Laws or a modification of Alnylam’s Product development schedule. If such suspension occurs, Alnylam will reimburse Tekmira for any non-cancellable costs incurred up to and including the date of such suspension and will pay Tekmira for that portion of the Price that

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is allocable (on the basis of percentage of completion) to the Supply Services conducted under the affected Work Order to the date of the suspension, upon presentation of satisfactory evidence that such Supply Services were conducted, all in accordance with Article 4.

5.3	Scheduling and Capacity

5.3.1	Alnylam acknowledges that the late delivery of sufficient quantity and quality of any Alnylam Materials and/or documentation by Alnylam to Tekmira may result in a delay in the provision of Supply Services. In the event of the late delivery of any Alnylam Materials and/or documentation for which Tekmira is not responsible, (a) Tekmira will use commercially reasonable efforts to maintain the schedule set forth in the affected Work Order(s) and will notify Alnylam of any necessary change to such schedule, and (b) the Parties will enter into a Change Order to revise such schedule on mutually agreed terms. In no event shall Tekmira’s entitlement to compensation or status as exclusive manufacturer be prejudiced by Alnylam’s late delivery of Alnylam Materials and/or documentation.

5.3.2	Tekmira will maintain sufficient capacity in the Facilities to enable it to provide Supply Services under GMP Batch Work Orders during the first two Calendar Quarters covered by Alnylam’s most recent GMP Batch Forecast. Tekmira will give Alnylam reasonable prior written notice of any shutdown of Facilities (that is not a regularly scheduled occurrence of which Alnylam is already aware) or of any event that may prevent Tekmira from or delay Tekmira in providing such Supply Services to Alnylam.

5.4	Post-2011 Annual FTE Estimates

5.4.1	On or before December 1, 2011, the Joint Development and Manufacturing Committee will determine an estimated number of FTEs (the “Annual FTE Estimate”) anticipated to be required for Supply Services under this Agreement during 2012, based on the then most-current GMP Batch Forecast for each of the Calendar Quarters in 2012, and the Parties’ then most-current available information with respect to other Supply Services (whether with respect to non-GMP Batches or otherwise) anticipated to be required by Alnylam and to be supplied by Tekmira during 2012 under this Agreement. For clarity, such estimate is for planning purposes only and shall not constitute a binding obligation of either Party.

5.4.2	Similarly, the Joint Development and Manufacturing Committee will determine an Annual FTE Estimate for each subsequent calendar year during the Term, and will do so on or before December 1 of the preceding year.

Article 6

Standards, Personnel and Equipment

6.1	Compliance

Tekmira will provide Supply Services in accordance with this Agreement, each Work Order, Applicable Laws, the applicable Specifications, and the relevant Quality Agreement.

6.2	Work Location

To the extent one or more Facilities are expressly identified in a Work Order, Tekmira will perform the applicable Supply Services only at the applicable Facilities. Tekmira shall be responsible for ensuring that all of the Facilities meet the agreed upon regulatory standards indicated in each GMP Batch Work Order at all relevant times. Tekmira will not change the location of any of the Facilities or use any additional facility for the performance of Supply Services under any GMP Batch Work Order without at least one hundred and fifty (150) days’ prior written notice to, and prior written consent from, Alnylam or such shorter notice as is otherwise mutually agreed between the Parties. Such consent will not be unreasonably withheld or delayed (it being understood and agreed that Alnylam may withhold consent pending satisfactory completion of a quality assurance audit and/or regulatory impact assessment of the new location or additional facility, as the case may be). In addition, Alnylam may elect to permit Tekmira to proceed with use of such changed or additional facility prior to completion of an audit, but such use will be subject to Alnylam’s right to require Tekmira to cease use of any such facility if such facility does not pass Alnylam’s audit.

6.3	Personnel

6.3.1	Unless otherwise set forth in this Article or in a Work Order, Tekmira will furnish all personnel, Tekmira Material and supervision necessary to perform the Supply Services. Tekmira will arrange for qualified personnel necessary and desirable to support Tekmira’s obligations under this Agreement, and will take all reasonable steps to ensure that such personnel are properly trained and proficient in the Specifications, Methods, the Manufacturing Process and in handling the Materials and Products.

6.3.2	Communications and coordination between the Parties with respect to the Manufacturing activities under this Agreement shall be conducted through the Joint Development and Manufacturing Committee.

6.4	Equipment

6.4.1	Tekmira will, at its own expense, supply, qualify, calibrate and maintain all equipment necessary for the Manufacture of Product, including any equipment used by Third Party Facilities (“Tekmira Equipment”). If certain Tekmira Equipment is not deemed suitable by Alnylam, Alnylam shall have the option of providing substitute or supplementary equipment approved by Tekmira (which approval shall not be unreasonably withheld), in which case such equipment supplied by Alnylam shall be deemed “Alnylam Equipment” for the purposes of this Agreement.

6.4.2	All Alnylam Equipment placed in Tekmira’s possession will at all times remain the property of Alnylam, will be visibly marked as the property of Alnylam, and will be used exclusively for the performance of Supply Services pursuant to this Agreement. Tekmira shall ensure that such Alnylam Equipment remains free and clear of any liens or encumbrances. Upon termination of this Agreement or upon Alnylam’s written request, Tekmira will forthwith return to Alnylam all Alnylam Equipment or permit Alnylam to enter onto Tekmira’s premises to retrieve all Alnylam Equipment.

6.4.3	Alnylam will be responsible for the cost of the initial calibration of such Alnylam Equipment upon delivery of same to Tekmira, and the cost of any maintenance, qualification, and calibration, as applicable, of Alnylam Equipment will be apportioned between the Parties in Work Orders. Tekmira shall not be required to provide or pay for spare parts for Alnylam Equipment. To the extent Alnylam provides spare parts for Alnylam Equipment, such spare parts will remain the property of Alnylam and will be used by Tekmira only for maintenance of Alnylam Equipment. Tekmira will immediately notify Alnylam if at any time it believes any Alnylam Equipment has been damaged, lost or stolen.

6.5	Validation

Tekmira will be responsible for performing appropriate qualification and/or validation of the Facilities, Tekmira Equipment and cleaning and maintenance processes employed in the Manufacturing Process at the Facilities in accordance with cGLP and cGMP (as applicable), Tekmira’s SOPs, the Quality Agreement, Applicable Laws, and in accordance with any other validation procedures established by the Joint Development and Manufacturing Committee. Tekmira will also be responsible for ensuring that all such qualifications and/or validations have been performed in the case of all other Facilities or equipment, to the extent involved in the Manufacture of any GMP Batch. Tekmira will also be responsible for ensuring that all such validated processes to the extent involved in the Manufacture of any GMP Batch are carried out in accordance with their terms.

6.6	Licenses and Permits

Tekmira will be responsible for obtaining, at its expense, the Facilities and any licenses or permits and regulatory and government approvals necessary for the operation and use of the Facilities as pharmaceutical manufacturing facilities generally (i.e., without specific regard to the Products or the performance of Supply Services by Tekmira under this Agreement). Where any such licenses, permits or approvals are required specifically for the performance of Supply Services by Tekmira under this Agreement which would not otherwise be required by Tekmira, the expense thereof shall be treated as part of Tekmira’s Third Party Costs for purposes of determining the Price.

Article 7

Manufacture

7.1	Material Sourcing

7.1.1	Tekmira acknowledges and agrees that Alnylam Materials are the property of Alnylam and that Alnylam will retain all right, title and interest in and to Alnylam Materials, including all proprietary rights thereto at each stage of Manufacture. Alnylam acknowledges and agrees that, except for the Tekmira Materials incorporated into Product delivered to Alnylam, Tekmira Materials are the property of Tekmira and that Tekmira will retain all right, title and interest in and to Tekmira Materials, including all proprietary rights thereto.

7.1.2	Alnylam shall at its sole cost and expense (a) source, purchase and provide such quantities of Alnylam Materials as are reasonably required for each Work Order, (b) qualify, monitor and audit the suppliers or vendors of Alnylam Materials, and (c) notify Tekmira of any changes to qualification procedures for such vendors or suppliers or to any raw material release or specification procedures applicable to any Alnylam Materials.

7.1.3	Tekmira will pursuant to each Work Order (a) source Tekmira Materials for Products in accordance with the Specifications, (b) qualify, monitor and audit the suppliers or vendors of Tekmira Materials, and (c) notify Alnylam of any changes to qualification procedures for such vendors or suppliers or to any raw material release or specification procedures applicable to any Tekmira Materials.

7.1.4	Alnylam will at all times retain title to and ownership of the Alnylam Materials at each and every stage of Manufacture. Tekmira will provide within the Facilities an area or areas where the Alnylam Materials, Product, any intermediates (and components thereof), and any work in process are segregated and stored in accordance with the Specifications and cGMP or cGLP, as applicable, and in such a way as to be able at all times to clearly distinguish such Alnylam Materials from products and materials belonging to Tekmira, or held by it for a Third Party’s account. Tekmira will at all times take such measures as are required to protect the Alnylam Materials, Product, any intermediates (and components thereof), and any work in process from risk of loss or damage at all stages of Manufacture. Tekmira will ensure that the Alnylam Materials, Product, any intermediates (and components thereof), and any work in process remain free and clear of any liens or encumbrances. Tekmira will immediately notify Alnylam if at any time it believes any Product or Alnylam Materials have been damaged, lost or stolen.

7.2	Receipt and Release Testing of Raw Material

7.2.1	Tekmira will receive Alnylam Materials in accordance with Tekmira SOPs and will visually examine the packaging integrity of Alnylam Materials and ensure that damage has not occurred during transport. If Tekmira visually detects any defect or damage in any Alnylam Materials or the packaging thereof, Tekmira will notify Alnylam immediately or by the next Business Day with detailed information concerning the nature of the damage and seek instructions from Alnylam.

7.2.2	Alnylam shall ensure that all Alnylam Materials to be delivered to Tekmira for use in non-GMP Batches have been released in accordance with the Raw Material Specifications for such Alnylam Materials. In respect of GMP Batches, Alnylam shall provide all Alnylam Materials and associated documentation to Tekmira not less than thirty (30) days prior to the initiation of each Manufacturing campaign to enable Tekmira to perform raw material release testing on Alnylam Materials, it being agreed that both Parties will exert commercially reasonable efforts to shorten this lead time where practicable.

7.2.3	If Tekmira is to conduct full release testing of Alnylam Materials in accordance with the Specifications prior to introducing each batch of Alnylam Materials into the Manufacture of Product, Alnylam shall supply reasonably sufficient quantities of Alnylam Materials for the purposes of raw material testing and Batch Manufacturing. Tekmira will provide Alnylam with copies of the analytical reports, raw data and any other relevant documentation in respect of each lot of Alnylam Materials tested, and notify Alnylam of any deficiencies in respect of any lot of Alnylam Materials tested.

7.3	Use of Materials and Product

Tekmira covenants and agrees with Alnylam that it will (a) use all Materials in compliance with all Applicable Laws, (b) not use the Alnylam Materials for any reason other than the performance of the Supply Services including, without limitation, not to analyze, characterize, modify or reverse engineer any Alnylam Materials or take any action to determine the structure or composition of any Alnylam Materials unless required pursuant to a signed Work Order, (c) not distribute or release any Alnylam Materials or Product or any derivative thereof to any person other than employees of Tekmira, Alnylam, or Third Parties approved for such purpose in any Work Order or otherwise by Alnylam or the Joint Development and Manufacturing Committee, who require access to the Alnylam Materials or Product in the performance of the Supply Services, (d) ensure that no Person will take or send any Alnylam Materials or Product or any part thereof to any location, other than within the Facilities at which the Supply Services are to be performed, and (e) ensure that all of Tekmira’s employees having access to the Alnylam Materials and Product are made aware of and comply with the terms of this Agreement, including the obligations of confidentiality respecting the same contained herein.

7.4	Responsibility for Safe Use

Tekmira shall be responsible in accordance with Applicable Laws for implementing and maintaining health and safety procedures for the performance of Supply Services and for the handling of any Materials or hazardous waste used in or generated by the Supply Services. Tekmria, in consultation with Alnylam, will develop safety and handling procedures for Materials and Products. Provided Alnylam has delivered a Material Safety Data Sheet (“MSDS”) for each of the Alnylam Materials supplied to Tekmira, Alnylam shall have no responsibility for Tekmira’s health and safety program.

7.5	Test Parameters

All test parameters will be as specified in the Specifications included in each Work Order.

7.6	Manufacture of Bulk Product

7.6.1	Prior to Manufacturing the first GMP Batch of a Product, Tekmira shall generate and deliver to Alnylam, an MBR for such GMP Batch to be Manufactured and each GMP Batch shall be Manufactured in accordance with the MBR.

7.7	Bulk Product Release Testing

7.7.1	If Alnylam in writing requests Supply Services in respect of Bulk Product release testing, and unless otherwise stated in the Work Order for the Manufacture of Product, Tekmira will perform release testing of the applicable Batch in accordance with the Specifications within four (4) weeks of completion of a Manufacturing campaign.

7.7.2	If at any time during the Manufacture of Product, Tekmira discovers that the whole or part of a Batch does not meet the acceptance criteria set forth in the Specifications for Product, Tekmira will notify Alnylam in accordance with Section 7.9 and provide sufficient details to enable Alnylam to order replacement shipments of relevant Alnylam Material and provide instructions for the disposition of the affected Product.

7.8	Stability Testing

If Alnylam in writing requests Supply Services in respect of stability testing, Tekmira will design and Alnylam will approve a study protocol and applicable SOPs to be used by Tekmira. Such study protocols will be prepared as part of the Supply Services set forth in such Work Order.

7.9	Testing Generally

7.9.1	Tekmira will contact Alnylam within two (2) Business Days, either verbally or in written form, of Tekmira’s discovery of any actual or suspected Out-Of-Specification (“OOS”) data with respect to work done under or in connection with a GMP Batch Work Order, and Tekmira will recommend the course of action to be undertaken to confirm and/or remedy such OOS, if any. Tekmira will forward to Alnylam for Alnylam’s approval, any and all OOS reports concerning the Product which do not stem from an assignable laboratory cause.

7.9.2	Tekmira will obtain Alnylam’s approval prior to necessary re-testing or re-sampling as part of an OOS investigation with respect to work done under or in connection with a GMP Batch Work Order. Recommendation and approval for such action will be contained in the relevant OOS report that will be copied to Alnylam. Charges for re-testing will not apply where re-testing stems from flawed testing done by Tekmira.

7.10	Sample Retention – Raw Materials and Bulk Product

For each GMP Batch Manufactured by Tekmira, Tekmira will, as part of the Supply Services, retain sufficient quantities of raw materials and Bulk Product, in appropriate material composition container-closure systems until the later of (a) a period equal to the shelf life of the Product into which the raw material has been incorporated plus two (2) years, or (b) such longer period as may be required or advisable in accordance with Applicable Laws and mutually agreed by the Parties, after which time, Tekmira will (i) obtain Alnylam’s prior approval for the destruction or disposal of the raw material, (ii) upon receiving such approval, destroy or dispose of such raw material in accordance with Section 7.12; and (iii) document the destruction or disposal of all such raw material.

7.11	Storage

7.11.1	Tekmira will maintain at all times adequate facilities for the storage of Materials and will exercise due care in handling and storing all Materials in accordance with Applicable Laws, applicable Specifications, the Quality Agreement and this Agreement.

7.11.2	Alnylam’s Representatives will, upon prior written notice to Tekmira and subject to the limitations and restrictions described in Section 9.3, have reasonable access to the Materials, and will have the right to obtain original raw data and supporting documentation respecting same.

7.11.3	Tekmira will use its reasonable efforts to visibly mark any Materials that are used exclusively for the Manufacture of Product for Alnylam to distinguish them from other materials.

7.11.4	Tekmira shall store Product and Materials for up to one (1) week after Alnylam’s acceptance of the Product pending Alnylam’s shipper or courier pick up, provided, however, that Alnylam is reasonably prompt in effecting its acceptance of the Product. If Alnylam’s courier or shipper is unable to take delivery of Product within this one (1) week period following Alnylam’s acceptance of the Product, or if Alnylam is not reasonably prompt in effecting such acceptance, Tekmira shall be entitled to charge Alnylam for its reasonable storage costs.

7.12	Waste Disposal

If requested by Alnylam in writing, used and unused Materials and Product will be destroyed or disposed by Tekmira in accordance with Applicable Laws, and Alnylam shall pay Tekmira (in accordance with Article 4) Tekmira’s actual costs incurred in or otherwise attributable to such destruction or disposal. Tekmira will not destroy or dispose of any retained samples relating to regulatory compliance or quality control without giving Alnylam two (2) months prior written notice and a reasonable opportunity to take possession of such samples.

Article 8

Delivery of Product

8.1	Release and Batch Documentation

8.1.1	For each non-GMP Batch Manufactured, within six (6) weeks following the completed processing of the Bulk Product or such other period as the Joint Development and Manufacturing Committee may determine to be reasonable, Tekmira will deliver to Alnylam’s designated quality assurance representative, a copy of the CoA for such Batch and all underlying and supporting raw data and such other data or information (other than Formulation Design Know-How) that is reasonably available to Tekmira and that is determined by the Joint Development and Manufacturing Committee to be appropriately deliverable to Alnylam (together, the “non-GMP Batch Documentation”). In addition, to the extent reasonably requested by Alnylam, Tekmira will also supply Alnylam with samples of the applicable non-GMP Batch in an amount sufficient for Alnylam to conduct necessary testing of such non-GMP Batch.

8.1.2	For each GMP Batch Manufactured, Tekmira will deliver to Alnylam’s designated quality assurance representative, the following samples and documentation duly reviewed by Tekmira’s quality assurance representative, within six (6) weeks following the completed processing of the Bulk Product, as applicable:

(a)	a copy of the Executed Batch Record for the applicable GMP Batch and all underlying or supporting raw data;

(b)	a copy of the CoA and all underlying or supporting raw data (including, without limitation, any applicable associated method qualification and validation reports required by cGMP);

(c)	a copy of the analytical reports for raw materials;

(d)	a copy of any investigation reports concerning the Manufacture of the applicable GMP Batch;

(e)	all records of any relevant Third Party equivalent to (a) through (d) above;

(f)	documentation, signed by an authorized representative of Tekmira, identifying and certifying to the country of origin for raw materials used in a particular Batch and, if requested by Alnylam, a statement, in the form reasonably requested by Alnylam, certifying that all raw materials used in a particular Batch are free of bovine spongeform encephalitis and total spongeform encephalitis; provided however, that all Alnylam Materials will be provided with the documentation and certifications set forth in this subsection such that Tekmira will be able to rely on Alnylam’s documentation and certifications with respect to the Alnylam Materials on which it is required to document pursuant to this subsection; and

(g)	a certificate signed by an authorized representative of Tekmira confirming that the GMP Batch was Manufactured in accordance with cGMP; and, based on the release testing required to be performed by Tekmira under the Specifications, such GMP Batch meets the applicable Specifications and is compliant with Applicable Laws (“Certificate of Compliance”);

(h)	and any other data (other than Formulation Design Know-How) reasonably requested by Alnylam that is either required by cGMP or that is otherwise reasonably available to Tekmira

(together, the “GMP Batch Documentation”, and with the non-GMP Batch Documentation, the “Batch Documentation”). In addition, to the extent reasonably requested by Alnylam, Tekmira will also supply Alnylam with samples of the applicable GMP Batch in an amount sufficient for Alnylam to conduct necessary testing of such GMP Batch.

8.1.3	Notwithstanding the foregoing Section 8.1.2, if the quality assurance process is halted or delayed after completion of Manufacture of a GMP Batch for any reason, Tekmira will immediately notify Alnylam of such delay and the reason(s) therefor and provide Alnylam with a new estimated date for delivery of complete Batch Documentation for the applicable GMP Batch. The period stipulated in Section 8.1.2 will be extended by the length of time to be mutually agreed upon and recorded in writing.

8.1.4	If Tekmira determines that a Batch does not meet the relevant Specifications, Tekmira shall promptly notify Alnylam of such determination, and the Parties shall discuss the appropriate next steps.

8.2	Shipment

8.2.1	Tekmira will make Product available for pick-up by Alnylam’s shipper or courier only after all aspects of Manufacturing are complete and all applicable documentation is complete, including sign-off and release authorization by Alnylam and, where applicable, Tekmira’s quality assurance personnel, and forwarded to Alnylam as set forth in Section 8.1, except as authorized in writing by Alnylam’s head of quality assurance or as otherwise determined by the Joint Development and Manufacturing Committee. For purposes of clarity, Tekmira will release Product to Alnylam or its designees under quarantine prior to finalization of the deliverables described in Section 8.1.2.

8.2.2	If a Work Order requires Tekmira to Manufacture only Bulk Product, risk of loss or damage to Alnylam Materials and Product will remain with Tekmira while the same are at the Facilities until Alnylam has taken delivery of the Product. All deliveries shall be FCA the Facilities (Incoterms 2000). A bill of lading will be furnished to Alnylam with respect to each delivery. Tekmira shall not be responsible for any early or late delivery caused directly or indirectly by any national or international security, transport, customs or other measures enacted by relevant governmental entities, in which case Alnylam shall have the option of arranging alternative delivery methods.

8.3	Testing and Rejection of Delivered Product

8.3.1	After Alnylam or its designee(s)’ receipt of the Product and its associated documentation, if Alnylam or its designee discovers through visual inspection any shortage of Product comprising the delivery, any damage to the Product or packaging or shipping container or any obvious defect detectable by the naked eye, Alnylam will notify Tekmira within five (5) Business Days of Alnylam or its designee(s)’ receipt of the Product.

8.3.2	Alnylam will be entitled, at its cost and expense, to inspect the Batch Documentation provided under Section 8.1 to ensure compliance with applicable Specifications, and to test (using Methods set forth in the Specifications) each Batch and the documentation applicable to such Batch to determine whether the Product complies with the CoA, and, with respect to GMP Batches, with the MBR, Specifications, cGMP and Applicable Laws

8.4	Sharing Batch Risk

8.4.1	If Alnylam does not accept a Batch within fifteen (15) Business Days of the later of (a) receipt of the Product as described in Section 8.3 or (b) Alnylam’s receipt and review of the applicable Batch Documentation and samples for such Batch in accordance with Section 8.1, and if the Parties cannot agree on a course of action, either through the Joint Development and Manufacturing Committee or otherwise, an independent laboratory in the United States which is acceptable to both Parties will test the Batch in dispute (the “Disputed Batch”) to determine whether the Disputed Batch meets Specifications, and both Parties hereby agree to accept and be bound by the findings of such independent laboratory absent manifest error, false documentation or wilful misconduct by such laboratory. The Parties will provide such independent laboratory will the Specifications, Batch Documentation, and other information required to conduct such tests and analysis necessary to make the requested findings.

8.4.2	If such laboratory finds, or the Parties otherwise agree, that the Disputed Batch meets the Specifications [*], or if Alnylam makes any use of the Disputed Batch in pre-clinical or clinical testing, Alnylam will be deemed to have accepted such Batch and Alnylam shall, in addition, pay the fees for such independent laboratory testing and will promptly authorize the release of such Product and make payment to Tekmira for such Batch pursuant to Article 4.

8.4.3	If the Disputed Batch is an At-Risk Batch, and such independent laboratory finds, or the Parties otherwise agree, that such At-Risk Batch failed to meet Specifications [*], Tekmira shall provide a replacement Batch, which will be treated for purposes of Article 4 as if it were a new Batch called for under the applicable Work Order, and the aggregate Price for the Supply Services provided with respect to the failed At-Risk Batch and with respect to such replacement Batch will equal the sum of the amounts called for under Article 4 for both such Batches; provided, however, that in the event that [*], then such At-Risk Batch will (a) be subject to Section 8.4.4., and will be treated as a Disputed Batch which is not an At-Risk Batch for purposes of Section 8.4.4 and (b) be an At-Risk Batch for all other purposes.

8.4.4	If such independent laboratory finds, or the Parties otherwise agree, that a Disputed Batch (other than an At-Risk Batch) failed to meet Specifications when delivered to Alnylam or its designee, whether or not due to Tekmira’s negligence or a breach by Tekmira of its obligations under this Agreement, and Alnylam makes no use of the Disputed Batch in pre-clinical or clinical testing, Tekmira shall provide a replacement Batch, and the aggregate Price for the Supply Services provided with respect to the failed Batch and to be provided with respect to such replacement Batch shall equal the Price for the failed Batch plus the Materials Cost and Third Party Costs attributable to the replacement Batch, it being understood and agreed that Alnylam will supply and bear the costs of all Alnylam Materials to be incorporated into the replacement Batch and Tekmira will bear the other costs incurred as a result of having to run such replacement Batch,

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and, in addition, Tekmira shall, pay the fees and costs incurred in connection with the testing conducted by the independent laboratory; provided, however, that Alnylam shall pay the costs of the independent laboratory with respect to the testing of any non-GMP Batch regardless of the findings of such independent laboratory .

8.4.5	If such independent laboratory finds, or the Parties otherwise agree, that the Disputed Batch failed to meet Specifications due to handling, events or other causes following delivery of such Batch to Alnylam or its designee, Tekmira shall provide a replacement Batch, which will be treated for purposes of Article 4 as if it were a new Batch called for under the applicable Batch Work Order, and the aggregate Price for the Supply Services provided with respect to the failed Batch and with respect to such replacement Batch will equal the sum of the amounts called for under Article 4 for both such Batches.

Article 9

Inspections and Inquiries

9.1	Quality Assurance Audits of Suppliers

Tekmira will, at its expense and with reasonable frequency in accordance with current industry standards, conduct quality assurance audits of the facilities and operations of Third Parties and the suppliers of Tekmira Materials related to Manufacture of Product and Alnylam may, upon reasonable prior written notice to Tekmira, review and inspect at Tekmira’s Facilities copies of Tekmira’s audit reports, redacted as appropriate. Tekmira will give Alnylam notice at least thirty (30) days in advance of any such audit and allow Alnylam personnel to accompany Tekmira during such audit.

9.2	Records

Subject to Section 11.3, Tekmira shall provide Alnylam with the Appendix II Information and, in addition, agrees to the following:

9.2.1	Tekmira will disclose to Alnylam, records, policies and procedures (including without limitation, reports, accounts, notes, data, SOPs, and records of all information and results) that Tekmira generates or utilizes in the Manufacture of a particular Product only to the extent that, in Alnylam’s reasonable judgment, such records, policies and procedures are necessary or useful for submission to a Regulatory Authority directly in connection with the testing or approval of such Product (collectively, the “Records”);

9.2.2	to the extent such Records relate exclusively to Products or certain Confidential Information of Alnylam, Tekmira will not transfer, deliver or otherwise provide any such Records to any party other than Alnylam without the prior written approval of Alnylam, except to Regulatory Authorities as required by Applicable Law;

9.2.3	Records will be available at reasonable times for inspection, examination and copying by or on behalf of Alnylam;

9.2.4	all original Records of the Manufacture of Product under this Agreement will be retained and archived by Tekmira in accordance with cGMP (if applicable) and Applicable Law, but in no case for less than a period of five (5) years following completion of the applicable Work Order;

9.2.5	upon Alnylam’s written request, Tekmira will promptly provide Alnylam with copies of such Records at a reasonable cost. Tekmira will notify Alnylam in writing prior to destroying any Records and will cooperate with Alnylam at Alnylam’s cost, should Alnylam wish to have such Records transferred to Alnylam or a designee.

9.3	Access to Facilities, Personnel and Records

Subject to the restrictions set forth in the Restated Tekmira LCA and Restated Protiva CLA with respect to the use and sublicensing of Tekmira Technology, Protiva Patent Rights and Licensed Information (as defined in such agreements) and provided that in no event shall Tekmira be required to provide any Formulation Design Know-How, Alnylam and its Representatives will have the right:

9.3.1	to inspect those sections of Tekmira’s Facilities used in the Manufacture of the Product or its components and to interview all relevant personnel to review and make such copies of such Records reasonably necessary to verify Tekmira’s compliance under this Agreement, the Specifications, cGMP, the FDCA, and any other Applicable Laws:

(a)	twice per year during the first and annually thereafter, on ten (10) Business Days prior notice and during regular business hours, or

(b)	without notice, in the event that Alnylam has reasonable doubt that Product has been Manufactured by Tekmira in accordance with the terms of this Agreement; and

9.3.2	to be present at Tekmira’s Facilities during any inspection of Tekmira or Tekmira’s Facilities by any Regulatory Authorities, to be consulted when Product specific questions are posed by Regulatory Authorities and, upon the written request of Tekmira, to observe or participate in such inspection to the extent it relates directly to the Manufacturing of the Product. Tekmira will notify Alnylam promptly after learning that any such inspection is being conducted or will be conducted, and in any event within one Business Day of learning of same.

9.4	Inspections and Investigations by Regulatory Authorities

Tekmira agrees to notify Alnylam as soon as practicable of any unannounced regulatory inspection, and to notify Alnylam within one (1) Business Day following receipt of any notice of inspections or other similar notifications by Regulatory Authorities which notice pertains to the Product being Manufactured for supply to Alnylam pursuant to this Agreement, other matters within the scope of this Agreement, or the Facilities to the extent it relates to the Product being Manufactured for supply to Alnylam pursuant to this Agreement, and will provide to Alnylam within three (3) Business Days after receipt of the above notification(s) copies of all correspondence, reports, notices, findings and other material pertinent to such inspections, as they are received or produced by Tekmira. Tekmira will allow, and will provide Alnylam with any required authorization to allow Regulatory Authorities to inspect, audit and review the Facilities to the extent it relates to the Product being Manufactured for supply to Alnylam pursuant to this Agreement, and all procedures, practices, books, Records, and documents to the extent requested by Regulatory Authorities. Within one (1) Business Day following Tekmira’s receipt of FDA Forms 482, 483, or warning letters in respect of the Product, or upon receipt of similar notifications from Regulatory Authorities other than the FDA, Tekmira will notify Alnylam thereof and will provide Alnylam copies of same upon Alnylam’s written request. Tekmira and Alnylam agree to cooperate with each other during any inspection, investigation or other inquiry by Regulatory Authorities, including providing information and documentation as requested by such Regulatory Authorities. Tekmira and Alnylam also agree to discuss any response to observations or notifications received and to give the other Party an opportunity to comment on any proposed response before it is made. In the event of any disagreement concerning the form or content of such response, however, Alnylam will be responsible, acting reasonably and in good faith, for deciding the appropriate form and content of any response relating to the Product. Tekmira will permit Alnylam Representatives to be present during such inspections.

9.5	Regulatory Responsibilities

9.5.1

Tekmira will be responsible for maintaining and fulfilling all Applicable Laws with respect to the Product that are imposed upon Tekmira as the manufacturer thereof. Alnylam and its designees will only refer to or identify Tekmira in Alnylam’s Product labelling as may be required by

Applicable Laws. Tekmira will, on a timely basis, provide Alnylam with all information that Tekmira has that is reasonably necessary and relevant to Alnylam’s obligations to fulfill such requirements.

9.5.2	Alnylam will be responsible for obtaining, at its sole expense, all regulatory and governmental approvals and permits necessary for Alnylam’s use of any Product Manufactured under this Agreement, including, without limitation, any IND submissions and any analogous submissions filed with appropriate Regulatory Authorities in the Territory.

9.5.3	Subject to the restrictions set forth in the Restated Tekmira LCA and Restated Protiva CLA with respect to the use and sublicensing of Tekmira Technology, Protiva Patent Rights and Licensed Information (as defined in such agreements) and provided that in no event shall Tekmira be required to provide any Formulation Design Know-How, Tekmira will provide Alnylam with all supporting data and information relating to the Manufacture of Product necessary for obtaining such approvals, including, without limitation, all Records, raw data, reports, authorizations, certificates, methodologies, Batch Documentation, Raw Material Specifications, SOPs, standard Methods, CoAs, Certificates of Compliance and other documentation in the possession or control of Tekmira relating to the Manufacture of Product (or any component thereof).

Article 10

Regulatory, Quality and Safety Issues

10.1	Adherence to Quality Agreement

On or before January 31, 2009, the Parties shall execute a new Quality Agreement to reflect the terms of this Agreement. Tekmira will perform all Supply Services in compliance with the terms of the Quality Agreement.

10.2	Withdrawals and Recalls of Product from Clinical Trials

If Alnylam is required or requested by any Regulatory Authority to recall any Product for any reason, or should Alnylam decide voluntarily to withdraw any Product, Alnylam will be responsible for co-ordinating such recall or withdrawal. Both Parties will cooperate fully with one another in connection with any such recall or withdrawal.

Article 11

Back-up Manufacturer and Technical Transfer

The terms and conditions of Article 5 of the Restated Tekmira LCA shall remain in effect, but, where there is any conflict between such terms and conditions and the terms and conditions set forth in this Article 11, the terms of this Article 11 will take precedence during the Term with respect to this Agreement and the Supply Services under this Agreement.

11.1	Exclusive Manufacturing Obligations

11.1.1	Alnylam hereby retains Tekmira as Alnylam’s exclusive manufacturer to Manufacture and supply Alnylam’s requirements of the Bulk Product for each Product, in each case for toxicology and other non-clinical studies and clinical development, through the completion of all Phase II Studies of such Product, as the case may be, that are initiated prior to the initiation of the first Phase III Study of such Alnylam Royalty Product or Alnylam Licensed Product, as the case may be; provided, however, that such exclusive supply engagement shall only apply during the Term and shall not apply to any Product (on a Product-by-Product basis):

(a)	that Tekmira cannot or will not Manufacture (or is not or will not be able to Manufacture), to Alnylam’s reasonable satisfaction, (w) at the requisite scale, in sufficient quantities, within requisite timelines as set forth in the first two Calendar Quarters contained in the most recent GMP Batch Forecast or, with respect to non-GMP Batches, based on the agreed Work Order, and in accordance with the applicable MBR, Specifications and other quality requirements for such Product, (x) [*] consecutive Batches (other than At-Risk Batches) of such Product meeting the requirements of this Agreement, (y) in accordance with all applicable laws and regulations (including without limitation the requirements of cGMP, if applicable), and (z) using a facility with respect to which Tekmira or its permitted subcontractor has obtained approval from the applicable Regulatory Authorities to Manufacture and supply such Product; or

(b)	with respect to which Alnylam would be required to pay Tekmira an amount per Batch that is [*] greater than the cost per GMP Batch as quoted in a bona fide offer received by Alnylam from a Third Party (other than a Back-Up Manufacturer); provided, that the Specifications for such Bulk Product, and the batch size, quantity, and quality of Product would be at least reasonably comparable. In the event that Alnylam would be entitled under this clause (b) to obtain its requirements of the Bulk Product from a Third Party, then prior to Alnylam engaging such Third Party for such services, Tekmira may submit a revised per GMP Batch price quote for such Bulk Product and if Tekmira’s revised per GMP Batch price quote is the same or better than the Third Party’s quote, Alnylam shall continue to obtain its supply of such Bulk Product from Tekmira in accordance with this Agreement.

For purposes of clarity, Tekmira’s obligations to qualify a Back-Up Manufacturer and to perform Technical Transfer will be performed in a reasonable timeframe that is consistent with the timeframes established by the Joint Development and Manufacturing Committee for the product development program for such Product, taking into account the need to qualify a Back-Up Manufacturer and Manufacture Product for such first Phase III Study sufficiently in advance of the initiation of such Phase III Study with respect to such Product in order that Alnylam will have sufficient supplies of such Product for commencement of such Phase III Study without delay.

11.1.2	Alnylam and Tekmira shall agree from time to time on one or more additional suppliers of Bulk Product (each a “Back-Up Manufacturer”), such that at all times, there is at least one primary manufacturer and at least one Back-Up Manufacturer. Initially, if qualified, [*] shall serve as a Back-Up Manufacturer acceptable to both Parties. Alnylam shall have the right to propose such Back-Up Manufacturer(s) and Tekmira shall have the right to consent to such Back-Up Manufacturer(s), which consent shall not be unreasonably withheld or delayed. [*].

11.1.3	Subject to Section 11.3, Tekmira shall promptly provide Technical Transfer to all such Back-Up Manufacturer(s) to the extent required to accomplish the timely qualification of such Back-Up Manufacturer(s). Within thirty (30) days after the Effective Date, Tekmira shall deliver to Alnylam, for review and approval, a Work Order containing a project overview for establishing and qualifying [*] as the initial Back-Up Manufacturer. This project overview will include contract manufacturing organization targets, timelines, equipment requirements, and both FTE and out-of-pocket expense estimates. As part of the qualification of such Back-Up Manufacturer, Alnylam shall have the right to have such Back-Up Manufacturer Manufacture Products in such amounts as may be necessary to ensure successful qualification of such Back-Up Manufacturer and as may be necessary to maintain such qualification. For clarity, qualification shall be deemed to have occurred if the Back-Up Manufacturer’s facility is successfully audited (no critical deficiencies observed) by a Qualified Person (as such term is defined by the relevant Regulatory

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Authorities) in the applicable countries within the European Union. In addition, any manufacturing campaigns in excess of the minimum number of Batches required to maintain such Back-Up Manufacturer for Bulk Product shall be performed by Tekmira under Work Orders and this Agreement. In order to monitor Alnylam’s compliance with this provision, Alnylam will provide Tekmira with an annual forecast and a written report, certified by an officer of Alnylam, of the quantities of finished dosage form obtained by Alnylam from all Back-Up Manufacturers.

11.2	Methods Transfer

Subject to Section 11.3, Tekmira will provide to each of the Third Parties utilized by Tekmira in the performance of the Supply Services, and to each Back-Up Manufacturer, the necessary training to enable each of them to perform the Methods each of them is entrusted or expected to perform. Tekmira will require each such Third Party and such Back-Up Manufacturer to provide Tekmira with documentary evidence to confirm their incorporation of each Method into their respective change control system and their successful performance of the new or revised Method. Such Method transfers from Tekmira will be completed in accordance with protocols to be established between Tekmira and each transferee.

11.3	Technical Transfer

11.3.1	Alnylam acknowledges and agrees that the transfer of Confidential Information and Intellectual Property owned or controlled by Tekmira and necessary for the Manufacture of a specific Product shall be used by the recipient of such Confidential Information and Intellectual Property (be it Alnylam or a Back-Up Manufacturer, or otherwise) solely for the purpose of Manufacturing the specific Product for which the Technical Transfer was conducted. For avoidance of doubt Alnylam acknowledges and agrees that:

(a)	the Confidential Information and Intellectual Property owned or controlled by Tekmira and necessary for the Manufacture of a specific Product encompassed in any Technical Transfer by Tekmira can only be used: (i) by the recipient of the Technical Transfer, (ii) solely for the Manufacture or regulatory approval of the specific Product which formed the subject of the Technical Transfer and not for any other product (or Product), and (iii) where Alnylam is the recipient of any such Confidential Information and Intellectual Property, [*];

(b)	the transfer by Tekmira of Tekmira Confidential Information and Tekmira Intellectual Property for the Manufacture of a specific Product does not grant to the recipient of such Technical Transfer any right or license of any kind to conduct further transfer of Tekmira Confidential Information and Tekmira Intellectual Property to any Person, for any purpose; and

(c)	prior to the provision of any Methods under Section 11.2 or of any Technical Transfer or any other Tekmira Confidential Information and Tekmira Intellectual Property to any Third Party, including without limitation an alternate supplier, such Third Party shall be required to execute and deliver to Tekmira the written agreement(s) of such Third Party to be bound by the foregoing provisions of this Section 11.3.1 and by Article 14 of this Agreement, explicitly for the benefit of Tekmira, which agreement(s) must be in form and substance reasonably acceptable to Tekmira.

11.3.2	Tekmira will perform each Technical Transfer in accordance with Technical Transfer protocols to be established between Tekmira and each Back-Up Manufacturer, with Alnylam’s approval, which approval shall not unreasonably withheld or delayed, all of which protocols and other documentation arising from the performance Technical Transfer activities shall constitute the Confidential Information of Tekmira.

- 29 -	*Confidential Treatment Requested.

11.4	The Parties agree to negotiate in good faith at the appropriate time Tekmira’s Manufacture of Alnylam’s requirements of the Bulk Product for Phase III Studies and commercial sale if Tekmira or its Affiliate is qualified and capable of performing this Manufacture in the appropriate timeframe; provided, however, that nothing in this Agreement shall be deemed to be a binding obligation of either Party to enter into such a transaction.

11.5	As of the Effective Date, the Manufacturing Plan will terminate and be replaced by Work Orders under this Supply Agreement.

Article 12

Representations, Warranties and Covenants of the Parties

12.1	Mutual Representations and Warranties.

Each Party represents and warrants to the other Party that as of the Effective Date of this Agreement:

12.1.1	It is duly organized and validly existing under the laws of its jurisdiction of incorporation or formation, and has full corporate or other power and authority to enter into this Agreement and to carry out the provisions hereof. Further, except for any approvals from Regulatory Authorities, pricing and/or reimbursement approvals, manufacturing approvals and/or similar approvals necessary for the Manufacture of Products, all necessary consents, approvals and authorizations of all Regulatory Authorities required to be obtained by such Party as of the Effective Date in connection with the execution, delivery and performance of this Agreement to which it is a party have been obtained by the Effective Date.

12.1.2	It is duly authorized to execute and deliver this Agreement, and to perform its obligations hereunder, and the person or persons executing this Agreement on its behalf has been duly authorized to do so by all requisite corporate action.

12.1.3	This Agreement is legally binding upon it and enforceable in accordance with its terms. The execution, delivery and performance of this Agreement and does not conflict with any agreement, instrument or understanding, oral or written, to which it is a party and by which it may be bound, or with its charter or by-laws.

12.1.4	It has not, and will not during the Term, grant any right to any Third Party which would conflict with the rights granted to the other Party hereunder. It has (or will have at the time performance is due) maintained and will maintain and keep in full force and effect all agreements (including license agreements) and filings (including patent filings) necessary in such Party’s reasonable judgment to perform its obligations hereunder. Further, (a) the execution and delivery of this Agreement by such Party, (b) the performance of such Party’s obligations hereunder, do not conflict with or violate any requirement of applicable laws or regulations existing as of the Effective Date and applicable to such Party.

12.1.5

Neither Party nor any of its Affiliates has been debarred or is subject to debarment and neither Party nor any of its Affiliates will use in any capacity, in connection with this Agreement or, in the case of Tekmira, in connection with the Supply Services, any person or entity that has been debarred pursuant to Section 306 of the United States Federal Food, Drug, and Cosmetic Act, or

that is the subject of a conviction described in such section. Each Party agrees to inform the other Party in writing immediately if it or any Person that is performing activities in connection with this Agreement is debarred or is the subject of a conviction described in Section 306, or if any action, suit, claim, investigation or legal or administrative proceeding is pending or, to the best of the notifying Party’s knowledge, is threatened, relating to the debarment or conviction of the notifying Party or any person or entity used in any capacity by such Party or any of its Affiliates in connection with this Agreement or the Supply Services provided hereunder.

12.2	Tekmira Representations and Warranties.

Tekmira represents and warrants to Alnylam that:

12.2.1	The Supply Services will be performed with care, skill and diligence in accordance with Applicable Laws and industry standards, and by individuals who are appropriately trained and qualified;

12.2.2	At the time of delivery to Alnylam, the Product Manufactured under this Agreement will not be adulterated or misbranded under the FDCA or other Applicable Laws.

12.3	Compliance with Law

Alnylam and Tekmira each hereby covenants to the other that it will comply with the Specifications and Applicable Laws applicable to Manufacturing the Product, in the case of Tekmira, and use of the Product in clinical trials, in the case of Alnylam, and to the performance of its respective obligations hereunder.

12.4	Exclusions of Other Warranties

EXCEPT AS EXPRESSLY PROVIDED IN THIS ARTICLE 12, NEITHER PARTY MAKES ANY REPRESENTATION OR WARRANTY AS TO ANY PRODUCT, EXPRESS OR IMPLIED, EITHER IN FACT OR BY OPERATION OF LAW, BY STATUTE OR OTHERWISE, AND EACH PARTY SPECIFICALLY DISCLAIMS ANY AND ALL IMPLIED OR STATUTORY WARRANTIES, INCLUDING WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTABILITY, WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE AND WARRANTY OF NON-INFRINGEMENT.

Article 13

Term and Termination

13.1	Term and Termination

13.1.1	This Agreement will take effect as of the Effective Date and, unless earlier terminated pursuant to this Section 13, will expire upon the earlier to occur of (a) the last to occur of the expiration or termination of the “Agreement Term” as defined in the Restated Tekmira LCA or the expiration or termination of the licenses granted to Alnylam under Article IV of the Restated Protiva CLA, and (b) termination of this Agreement by Alnylam pursuant to Sections 11.4 or 11.6 of the Restated Tekmira LCA (provided, however, that the reference to “Article 5” in such Section 11.6 shall instead be deemed a reference to Article 11 of this Agreement, the reference to the “Quality Agreement” shall mean the Quality Agreement (as defined in this Agreement) and the reference to the “Supply Agreement” shall mean this Agreement).

13.1.2	Alnylam shall have the right to terminate a Work Order at any time on at least ten (10) Business Days’ prior notice to Tekmira, subject to Alnylam’s obligations under Section 13.2 with respect to such Work Order.

13.2	Effect of Termination

13.2.1	Orderly Termination. Tekmira will, upon termination or expiration of this Agreement or any pending Work Order, promptly cease performance of all applicable Supply Services and will take all reasonable steps to mitigate the out-of-pocket expenses incurred in connection therewith. In particular, Tekmira will:

(a)	perform only those services and activities mutually agreed upon by Alnylam and Tekmira as being necessary or advisable in connection with the close-out of any affected pending Work Order(s);

(b)	immediately cancel, to the greatest extent possible, any Third Party obligations applicable to any affected pending Work Order(s);

(c)	promptly inform Alnylam of any irrevocable commitments made in connection with any affected pending Work Order(s), and Alnylam shall reimburse Tekmira for the Third Party Costs attributable to such irrevocable commitments;

(d)	promptly return to the vendor for a refund all unused, unopened Materials in Tekmira’s possession that are related to any affected pending Work Order; and

(e)	promptly inform Alnylam of any remaining unused, unreturnable Tekmira Materials ordered pursuant to any affected pending Work Order(s), and Alnylam shall purchase the same and Tekmira shall deliver such Materials to Alnylam (or its designee) upon payment of [*] to Tekmira of the Materials Cost attributable thereto.

13.2.2	Upon any expiration or termination of this Agreement or a pending Work Order, Alnylam (a) will, with respect to any Product then in process, pay Tekmira for any non-cancellable costs incurred up to and including the date of such expiration or termination and pay Tekmira for that portion of the Price that is allocable (on the basis of percentage of completion) to the Supply Services conducted under the affected Work Order(s) to the date of the expiration or termination, upon presentation of satisfactory evidence that such Supply Services were conducted, all in accordance with Article 4, and (b) will purchase from Tekmira any existing inventories of Product acceptable in accordance with Article 8, at the price for such Product determined under Article 4.

13.2.3	The termination of this Agreement for any reason will be without prejudice to:

(a)	at Alnylam’s option and written request, and subject to the terms of this Agreement, Tekmira will, continue to perform its obligations hereunder in respect of any Work Orders entered into prior to the effective date of such termination, and Alnylam will pay Tekmira for Supply Services received in accordance with such Work Order(s);

(b)	any other legal, equitable or administrative remedies as to which either Party may then or thereafter become entitled.

13.2.4	In the event of a termination of this Agreement by either Party, the Quality Agreement will terminate on the same effective date of termination as this Agreement, subject to any continuing or surviving obligations as set forth in each such agreement.

13.2.5	In the event of termination pursuant to Section 13.1.1(b) of this Agreement, Tekmira’s obligations under Sections 11.1.2 and 11.3 shall survive termination of this Agreement; provided, however, that Alnylam may select, as the primary manufacturer or as a Back-Up Manufacturer, any entity engaged in the contract manufacturing of pharmaceutical products for unaffiliated Third Parties to

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be the recipient of such Technical Transfer without regard to the requirement in Section 11.1.2 that Tekmira approve such entity; provided, further, however, that if Alnylam selects an entity that is also engaged in the research or development of pharmaceutical products, Tekmira shall only be required to complete such Technical Transfer to the division, department or portion of such entity that is engaged in the contract manufacturing of pharmaceutical products for unaffiliated Third Parties, and Alnylam shall, in addition to the requirements set forth in Section 11.3, contractually require, explicitly for the benefit of Tekmira, that such recipient of Technical Transfer not share any of the information so transferred with any members of such organization not directly involved in the contract manufacture of Products on behalf of Alnylam, or required for regulatory approval of such Product.

13.3	Continuing Obligations; Survival

13.3.1	Termination of this Agreement for any reason will not relieve the Parties of any obligation accruing prior thereto and any ongoing obligations hereunder and will be without prejudice to the rights and remedies of either Party with respect to any antecedent breach of the provisions of this Agreement.

13.3.2	The following shall survive any termination or expiration of this Agreement and continue to be enforceable: (i) the provisions of Articles 1 and 12 through 16, (ii) with respect to Supply Services conducted prior to the effectiveness of any termination or expiration or conducted pursuant to Section 13.2.1 following any such termination or expiration, the provisions of Articles 4, 6 and 8, (iii) Sections 7.10, 7.11, 7.12, 9.2, 9.5, 10.1, 10.2, 11.3, and 11.4, and (iv) any provisions which by their nature are intended to survive any termination or expiration of this Agreement.

13.4	Other Remedies

Sections 13.1 and 13.2 will not be exclusive and will not be in lieu of any other remedies available to a Party hereto for any default hereunder on the part of the other Party.

13.5	Returned Materials

13.5.1	Tekmira and Alnylam will each return to the other within thirty (30) days of the effective date of termination of this Agreement, all Confidential Information, Materials and other materials that it possesses or controls that belongs to the other, except that each Party’s legal counsel may retain a copy of the Confidential Information for record keeping purposes; provided, however, that, subject to Section 11.3, Back-Up Manufacturers shall have the right to retain and continue to use any Confidential Information, Materials and other materials which such Back-Up Manufacturer was permitted to use pursuant to Article 11 hereof prior to termination.

13.5.2	Tekmira will return temperature sensitive Material in accordance with applicable Specifications or permit Alnylam to enter onto Tekmira’s Facilities to retrieve such Material.

Article 14

Confidentiality and Intellectual Property

14.1	Non-Use and Non-disclosure of Confidential Information.

14.1.1

Each Party agrees that all Confidential Information of a Party that is disclosed by a Party to the other Party (a) will not be used by the receiving Party except in connection with the activities contemplated by this Agreement or in order to further the purposes of this Agreement, (b) will be maintained in confidence by the receiving Party, and (c) (without prejudice to the additional restrictions and conditions of Section 11.3, where applicable) will not be disclosed by the receiving Party to any Third Party who is not a consultant, advisor or Back-Up Manufacturer under an obligation of confidentiality to, the receiving Party or an Affiliate of the receiving Party, without the prior written consent of the disclosing Party. Notwithstanding the foregoing, the receiving Party will be entitled to use and disclose Confidential Information of the disclosing Party which (i) was known by the receiving Party or its Affiliates prior to its date of disclosure by the disclosing Party to the receiving Party as demonstrated by legally admissible evidence available to the receiving Party or its Affiliates, (ii) either before or after the date of the disclosure such Confidential Information is lawfully disclosed to the receiving Party or its Affiliates by sources other than the disclosing Party, (iii) either before or after the date of the disclosure by the disclosing Party to the receiving Party such Confidential Information becomes published or otherwise part of the public domain through no fault or omission on the part of the receiving Party or its Affiliates, (iv) is independently developed by or for the receiving Party or its Affiliates without reference to or in reliance upon the Confidential Information as demonstrated by legally admissible evidence available to the receiving Party or its Affiliates, (v) is reasonably necessary to conduct clinical trials or to obtain regulatory approval of the Products or for the prosecution and maintenance of patent rights, (vi) is reasonably required in order for a Party to obtain financing or conduct discussions with partners so long as such Third Party recipients are bound by an obligation of confidentiality, or (vii) in the reasonable judgment of the disclosing Party is required to be disclosed by the receiving Party to comply with applicable laws or regulations or legal process, including without limitation by the rules or regulations of the United States Securities and Exchange Commission or similar regulatory agency in a country other than the United States or of any stock exchange or NASDAQ, provided that the receiving Party provides prior written notice of such disclosure to the disclosing Party and takes reasonable and lawful actions to avoid or minimize the extent of such disclosure.

If a Party is required by judicial or administrative process to disclose Confidential Information that is subject to the non-disclosure provisions of this Section 14.1.1, such Party shall promptly inform the other Party of the disclosure that is being sought in order to provide the other Party an opportunity to challenge or limit the disclosure obligations. Confidential Information that is disclosed by judicial or administrative process shall remain otherwise subject to the confidentiality and non-use provisions of this Section 14.1.1, and the Party disclosing Confidential Information pursuant to law or court order shall take all steps reasonably practical, including without limitation seeking an order of confidentiality, to ensure the continued confidential treatment of such Confidential Information. In addition to the foregoing restrictions on public disclosure, if either Party concludes that a copy of this Agreement must be filed with the United States Securities and Exchange Commission or similar regulatory agency in a country other than the United States, such Party shall seek the maximum confidential treatment available under applicable law, provide the other Party with a copy of this Agreement showing any sections as to which the Party proposes to request confidential treatment, provide the other Party with an opportunity to comment on any such proposal and to suggest additional portions of this Agreement for confidential treatment, and take such Party’s reasonable comments into consideration before filing this Agreement.

14.1.2	Each Party agrees that it will provide Confidential Information received from the other Party solely to its employees, consultants and advisors, and the employees, consultants and advisors of its Affiliates or Back-Up Manufacturers as applicable, who have a legitimate business need to know and an obligation to maintain in confidence the Confidential Information of the disclosing Party. The disclosing Party is liable for any breach of the non-disclosure obligation of its consultants, advisors, Affiliates and Back-Up Manufacturers as applicable.

14.1.3	The Parties each acknowledge and recognizes the mutual interest in protecting business interests and trade secret information. Consequently, except for disclosures permitted pursuant to Section

14.1.1 and 14.1.2, either Party, its Affiliates, or their respective employees or consultants wishing to make a publication or a disclosure to a Third Party relating to the Product shall deliver to the other Party a copy of the proposed written publication or an outline of an oral disclosure at least thirty (30) days prior to submission for publication or presentation. The reviewing Party shall have the right (a) to propose modifications to the publication or presentation for patent reasons, trade secret reasons or business reasons, or (b) to request a reasonable delay in publication or presentation in order to protect patentable information. If the reviewing Party requests a delay, the publishing Party shall delay submission or presentation for a period of thirty (30) days to enable patent applications protecting each Party’s rights in such information to be filed. Upon expiration of such thirty (30) days, the publishing Party shall be free to proceed with the publication or presentation. If the reviewing Party requests modifications to the publication or presentation, the publishing Party shall edit such publication to prevent disclosure of trade secret or proprietary business information prior to submission of the publication or presentation. With respect to any proposed publications or disclosures by investigators or academic or non-profit collaborators, such materials shall be subject to review under this Section 14.1.3 to the extent that Tekmira or Alnylam, as the case may be, has the right and ability (after using reasonable efforts) to do so.

14.2	Intellectual Property Rights

Ownership and other rights relating to any Intellectual Property first identified, discovered or developed in the course of the activities conducted pursuant to this Agreement will be governed by the terms and conditions of the Restated Tekmira LCA and Restated Protiva CLA.

14.3	Injunctive Relief

Each Party acknowledges the competitive and technical value and the sensitive and confidential nature of the Confidential Information and agrees that monetary damages alone will be inadequate to protect the other Party’s interests against any actual or threatened material breach of Section 14.1 of this Agreement. Accordingly, each Party consents to the granting of specific performance and injunctive or other equitable relief to the other Party in respect of any actual or threatened breach of Article 11 and Section 14.1 of this Agreement, without proof of actual Damages. These specific remedies are in addition to any other remedy to which the Parties may be entitled at law or in equity.

Article 15

Indemnification and Insurance

15.1	Indemnification by Alnylam

15.1.1	Alnylam agrees to indemnify, defend and hold Tekmira and its directors, officers, employees, consultants and agents (“Tekmira Indemnities”) harmless from and against any Damages resulting from or arising out of:

(a)	Specifications, procedures, processes, and Alnylam Materials provided by Alnylam and unmodified by Tekmira;

(b)	Alnylam’s use of Products;

(c)	the breach by Alnylam of its representations, warranties or obligations under this Agreement; and

(d)	the negligence or wilful misconduct of Alnylam, its Affiliates, licensees, or distributors, and their employees or agents;

15.1.2	Notwithstanding the foregoing Section 15.1.1, Alnylam will not be required to indemnify, defend and hold Tekmira harmless from and against any claims to the extent they arise out of or result from, directly or indirectly:

(a)	the breach of or inaccuracy in any of the representations, warranties or obligations of Tekmira under this Agreement;

(b)	any breach or violation of any covenant or agreement of Tekmira in or pursuant to this Agreement; or

(c)	the negligence or wilful misconduct of Tekmira, its Affiliates, employees, Third Parties utilized by Tekmira in its performance of the Supply Services, or agents.

15.2	Indemnification by Tekmira

15.2.1	Tekmira agrees to indemnify, defend and hold Alnylam and its directors, officers, employees, consultants and agents (“Alnylam Indemnities”) harmless from and against any Damages resulting from or arising out of:

(a)	the breach by Tekmira of its representations, warranties or obligations under this Agreement; or

(b)	the negligence or wilful misconduct of Tekmira, its Affiliates, employees, Third Parties utilized by Tekmira in its performance of the Supply Services, or its agents.

15.2.2	Notwithstanding the forgoing Section 15.2.1, Tekmira will not be required to indemnify, defend and hold Alnylam harmless from and against any claims to the extent they arise out of or result from, directly or indirectly:

(a)	Alnylam’s provision of Specifications, procedures, processes, or Alnylam Materials;

(b)	Alnylam’s use of Products;

(c)	the breach or inaccuracy in any of the representations, warranties or obligations of Alnylam under this Agreement;

(d)	any breach or violation of any covenant or agreement of Alnylam in or pursuant to this Agreement; or

(e)	the negligence or wilful misconduct of Alnylam, its Affiliates, licensees, or distributors, and their employees or agents.

15.3	Remedy

The indemnification provided for in this Agreement will not be exclusive and will not be in lieu of any other remedies available to a Party hereto for any default hereunder on the part of the other Party.

15.4	LIMITATION OF LIABILITY

NEITHER PARTY HERETO WILL BE LIABLE FOR SPECIAL, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES ARISING OUT OF THIS AGREEMENT OR THE EXERCISE OF ITS RIGHTS HEREUNDER OR THEREUNDER, INCLUDING LOST PROFITS ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT, REGARDLESS OF ANY NOTICE OF SUCH DAMAGES, EXCEPT AS A RESULT OF A PARTY’S WILLFUL MISCONDUCT OR A MATERIAL BREACH OF THE CONFIDENTIALITY AND NON-USE OBLIGATIONS IN ARTICLE 14. NOTHING IN THIS SECTION 15.4 IS INTENDED TO LIMIT OR RESTRICT THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF EITHER PARTY.

15.5	Notice and Opportunity To Defend

Promptly after receipt by a Party hereto of notice of any claim which could give rise to a right to indemnification pursuant to Sections 15.1 or 15.2, such Party (the “Indemnified Party”) will give the other Party (the “Indemnifying Party”) written notice describing the claim in reasonable detail. The failure of an Indemnified Party to give notice in the manner provided herein will not relieve the Indemnifying Party of its obligations under this Section, except to the extent that such failure to give notice materially prejudices the Indemnifying Party’s ability to defend such claim. The Indemnifying Party will have the right, at its option, to compromise or defend, at its own expense and by its own counsel, any such matter involving the asserted liability of the Party seeking such indemnification. If the Indemnifying Party will undertake to compromise or defend any such asserted liability, it will promptly (and in any event not less than ten (10) Business Days after receipt of the Indemnified Party’s original notice) notify the Indemnified Party in writing of its intention to do so, and the Indemnified Party agrees to cooperate fully with the Indemnifying Party and its counsel in the compromise or defence against any such asserted liability. All reasonable costs and expenses incurred in connection with such co-operation will be borne by the Indemnifying Party. If the Indemnifying Party elects not to compromise or defend the asserted liability, fails to notify the Indemnified Party of its election to compromise or defend as herein provided, fails to admit its obligation to indemnify under this Agreement with respect to the claim, or, if in the reasonable opinion of the Indemnified Party, the claim could result in the Indemnified Party becoming subject to injunctive relief or relief other than the payment of money damages that could materially adversely affect the ongoing business of the Indemnified Party in any manner, the Indemnified Party will have the right, at its option, to pay, compromise or defend such asserted liability by its own counsel and its reasonable costs and expenses will be included as part of the indemnification obligation of the Indemnifying Party hereunder. Notwithstanding the foregoing, neither the Indemnifying Party nor the Indemnified Party may settle or compromise any claim over the objection of the other; provided however, that consent to settlement or compromise will not be unreasonably withheld. In any event, the Indemnified Party and the Indemnifying Party may participate, at their own expense, in the defence of such asserted liability. If the Indemnifying Party chooses to defend any claim, the Indemnified Party will make available to the Indemnifying Party any books, records or other documents within its control that are necessary or appropriate for such defence. Notwithstanding anything to the contrary in this Section 15.5, (i) the Party conducting the defence of a claim will (A) keep the other Party informed on a reasonable and timely basis as to the status of the defence of such claim, and (B) conduct the defence of such claim in a prudent manner, and (ii) the Indemnifying Party will not cease to defend, settle or otherwise dispose of any claim without the prior written consent of the Indemnified Party (which consent will not be unreasonably withheld).

15.6	Insurance

(a)	For the term of this Agreement, any renewals thereof, and for a period of five (5) years after the expiration of this Agreement or the earlier termination thereof with a reputable, solvent insurer having a minimum AM Best rating of at least “A,” Alnylam will obtain and maintain, and will cause their respective Affiliates to obtain and maintain, at their respective sole cost and expense, comprehensive general liability insurance and product liability insurance including clinical trial insurance in amounts which are reasonable and customary in the pharmaceutical industry in North America for companies of comparable size and activities; but with limits of no less than [*] per occurrence and [*] in the aggregate providing coverage on a worldwide basis for occurrences and claims made;

(b)	Tekmira will obtain and maintain, and will cause their respective Affiliates to obtain and maintain, at their respective sole cost and expense, the insurance coverages specified in Section 9.8(b) of the Restated Tekmira LCA; and

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(c)	each of the Parties will maintain workplace safety insurance and/or workers compensation insurance coverage for each of their employees, agents (delete agents), and sub-contractors pursuant to the requirements of any applicable local, state, or federal workplace safety insurance board and any successor agency.

15.6.2	Each Party will be entitled to request the other Party to produce, from time to time, copies of current certificates of insurance in respect of the insurance policies required to be effected and maintained herein, and each Party will, within thirty (30) days following such request, provide current copies of said documentation. The insured shall endeavour to provide thirty (30) days prior written notice to the other Party in the event of cancellation.

Article 16

General

16.1	Assignment and Subcontracting

The rights and obligations covered hereunder are personal to each Party hereto and for this reason this Agreement will not be assignable by either part in whole or in part, nor will either Party subcontract any of its obligations hereunder without the prior written consent of the other Party; provided however, that the restriction contained herein will in no way limit the rights of either Party to assign or subcontract to any of its Affiliates, or to a party that acquires, by merger, sale of assets or otherwise, all or substantially all of the business of such Party to which the subject matter of this Agreement relates. . This Agreement will be binding upon and will enure to the benefit of the Parties hereto and to any permitted assignee or successor of either Party. Subject to other provisions of this Section 16.1, if one Party validly assigns or subcontracts any or all of its obligations hereunder, such assigning Party agrees to remain bound by all of its responsibilities and obligations hereunder. Any and all assignments of this Agreement or any interest herein not made in accordance with this Section 16.1 will be void ab initio.

16.2	Amendment

This Agreement may be modified or amended only by written agreement of the Parties hereto.

16.3	Captions

All section titles or captions contained in this Agreement and contained in any exhibit or appendix referred to herein or annexed to this Agreement are for convenience only, will not be deemed a part of this Agreement and will not affect the meaning or interpretation of this Agreement.

16.4	Construction

This Agreement will be deemed to have been drafted by both Tekmira and Alnylam after extensive negotiations and will not be construed against either Party as the draftsperson hereof.

16.5	Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed an original but all of which together will constitute a single instrument.

16.6	Dispute Resolution

16.6.1 Disputes. The Parties shall negotiate in good faith and use reasonable efforts to settle any dispute, controversy or claim arising from, or related to, this Agreement or to the breach hereof (collectively, “Dispute”). In the event that the Executive Officers cannot reach an agreement regarding a Dispute within thirty (30) days after submission to them for resolution and a Party wishes to pursue the matter, each such Dispute that is not an “Excluded Claim” shall be finally resolved by binding arbitration in accordance with the Commercial Arbitration Rules and Supplementary Procedures for Large Complex Disputes of the American Arbitration Association (“AAA”) and Section 16.6.2 below, and judgment on the arbitration award may be entered in any court having jurisdiction thereof. As used in this Section 16.6, the term “Excluded Claim” shall mean a dispute that concerns (a) the validity or infringement of a patent, trademark or copyright, or (b) any antitrust, anti-monopoly or competition law or regulation, whether or not statutory.

16.6.2 Arbitration. The arbitration shall be conducted by a panel of three (3) persons experienced in the pharmaceutical business who are independent of both Parties and neutral with respect to the Dispute presented for arbitration. Within thirty (30) days after initiation of arbitration, each Party shall select one person to act as arbitrator and the two Party-selected arbitrators shall select a third arbitrator within thirty (30) days of their appointment. If the arbitrators selected by the Parties are unable or fail to agree upon the third arbitrator, the third arbitrator shall be appointed by the AAA. The place of arbitration shall be Chicago, Illinois, USA, and all proceedings and communications shall be in English. Either Party may apply to the arbitrators for interim injunctive relief until the arbitration award is rendered or the controversy is otherwise resolved. Either Party also may, without waiving any remedy under this Agreement, seek from any court having jurisdiction any injunctive or provisional relief necessary to protect the rights or property of that Party pending the arbitration award. The arbitrators shall have no authority to award punitive or any other type of damages not measured by a Party’s compensatory damages. Each Party shall bear its own costs and expenses and attorneys’ fees, and the Party that does not prevail in the arbitration proceeding shall pay the arbitrators’ and any administrative fees of arbitration. Except to the extent necessary to confirm an award or as may be required by law, neither a Party nor an arbitrator may disclose the existence, content, or results of an arbitration without the prior written consent of both Parties. In no event shall an arbitration be initiated after the date when commencement of a legal or equitable proceeding based on the Dispute, controversy or claim would be barred by the applicable Massachusetts statute of limitations.

(i)	The Parties agree that, in the event of a Dispute over the nature or quality of performance under this Agreement, neither Party may terminate this Agreement until final resolution of the Dispute through arbitration or other judicial determination. The Parties further agree that any payments made pursuant to this Agreement pending resolution of the Dispute shall be refunded promptly if an arbitrator or court determines that such payments are not due.

(ii)	The Parties hereby agree that any disputed performance or suspended performances pending the resolution of the arbitration that the arbitrator determines to be required to be performed by a Party must be completed within a reasonable time period following the final decision of the arbitrator.

(iii)	The Parties agree that the decision of the arbitrator shall be the sole, exclusive and binding remedy between them regarding determination of the matters presented to the arbitrator.

16.6.3	Judgment upon the award may be entered in any court having jurisdiction, or application may be made to such court for judicial acceptance of the award and/or an order of enforcement as the case may be.

16.6.4	Either Party will be free to submit any Dispute relating to an Excluded Claim to any court having jurisdiction over the Parties and the subject matter of the Dispute and to seek such relief and remedies as are available in that court.

16.7	Entire Agreement

This Agreement and its appendices constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements or understandings of the Parties relating thereto, including without limitation the MSA, but not including (unless otherwise explicitly stated in this Agreement) the Restated Tekmira LCA or the Restated Protiva CLA. Sections 5.3(a) and 5.3(b) are hereby stricken from the Restated Tekmira LCA, and 5.3(a) thereof shall be renumbered to be 5.3 (and the heading of such section shall be “Phase III and Commercial Supply.”)

16.8	Force Majeure

If either Party is prevented from complying, either totally or in part, with any of the terms or provisions set forth herein by reason of force majeure, including, by way of example and not of limitation, fire, flood, explosion, storm, riot, war, rebellion, accidents, acts of God, acts of governmental agencies or instrumentalities, or any other cause or externally induced casualty beyond its reasonable control, whether similar to the foregoing contingencies or not, said Party will provide written notice of same to the other Party. Said notice will be provided within seven (7) days of the occurrence of such event and will identify the requirements of this Agreement or such of its obligations as may be affected, and to the extent so affected, said obligations will be suspended during the period of such disability. The Party prevented from performing hereunder will use commercially reasonable efforts to remove such disability and will continue performance of the affected obligations whenever such causes are removed provided that the Party will throughout the period of disability continue performance of the non-affected obligations. The Party so affected will give to the other Party a good faith estimate of the continuing effect of the force majeure condition and the duration of the affected Party’s non-performance. If any raw materials, facility systems or capacity is used for both the affected Product and any other products or purposes, any necessary allocation will be made, on a substantially pro rata basis, as between Tekmira’s needs (including those of any Affiliate of Tekmira), Alnylam’s needs and the needs of any other Party to whom Tekmira has firm contractual obligations. If the period of any previous actual non-performance of Tekmira because of Tekmira force majeure conditions plus the anticipated future period of Tekmira non-performance because of such conditions will exceed an aggregate of one hundred eighty (180) days within any twenty-four (24) month period, Alnylam may terminate this Agreement by notice to Tekmira and any orders for Product then outstanding will be deemed cancelled. If the period of any previous actual non-performance of Alnylam because of Alnylam force majeure conditions plus the anticipated future period of Alnylam non-performance because of such conditions will exceed an aggregate of one hundred eighty (180) days within any twenty-four (24) month period, Tekmira may terminate this Agreement by notice to Alnylam and any orders for Product then outstanding will be deemed cancelled. When such circumstances as those contemplated herein arise, the Parties will discuss in good faith, what, if any, modification of the terms set forth herein may be required in order to arrive at an equitable solution.

16.9	Further Assurances

The Parties will both execute and deliver such further instruments and do such further acts as may be required to implement the intent of this Agreement.

16.10	Governing Law

This Agreement will be governed and construed in accordance with the laws of the State of Delaware, U.S.A.; provided that (i) matters of intellectual property law concerning the existence, validity, ownership, infringement or enforcement of intellectual property shall be determined in accordance with the national intellectual property laws relevant to the intellectual property in question, and (ii) the application of the 1980 United Nations Convention on Contracts for the International Sale of Goods is expressly excluded from this Agreement.

16.11	Independent Contractors

This Agreement will not constitute or give rise to any employer-employee, agency, partnership or joint venture relationship among or between the Parties, and each Party’s performance hereunder is that of a separate, independent entity.

16.12	No Implied Rights

Except as otherwise expressly provided in this Agreement between the Parties, nothing in this Agreement will be deemed or implied to be the grant by one Party to the other of any right, title or interest in the Product, any Confidential Information, trade mark, trade dress or any other Intellectual Property or any other proprietary right of the other.

16.13	No Joint Venture

Nothing contained herein will be deemed to create any joint venture or partnership between the Parties hereto, and, except as is expressly set forth herein, neither Party will have any right by virtue of this Agreement to bind the other Party in any manner whatsoever.

16.14	No Third-Party Rights

No provision of this Agreement will be deemed or construed in any way to result in the creation of any rights or obligation in any Person not a Party to this Agreement.

16.15	No Waiver; Remedies

No delay on the part of Tekmira or Alnylam in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any waiver on the part of either Tekmira or Alnylam of any right, power or privilege hereunder operate as a waiver of any other right, power or privilege hereunder nor will any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

16.16	Notices

All notices or other communications required or permitted to be given hereunder will be in writing and will be deemed to have been duly given if delivered by hand, prepaid telex, cable, telegram or facsimile and confirmed in writing, courier service, or mailed first class, postage prepaid, by registered or certified mail, return receipt requested (mailed notices and notices sent by telex, cable, telegram or courier will be deemed to have been given on the date received) as follows:

If to Alnylam:

Alnylam Pharmaceuticals, Inc.

300 Third Street, Third Floor

Cambridge, Massachusetts 02142 U.S.A.

Telephone: 617-551-8289

Facsimile: 617-575-7315

Attn: Vice President, Legal

And to:

Faber Daeufer & Rosenberg PC

950 Winter Street, Suite 4500

Waltham, Massachusetts 02451

Telephone: 781-795-4700

Facsimile: 781-795-4747

Attention: Sumy Daeufer

If to Tekmira:

Tekmira Pharmaceuticals Corporation

8900 Glenlyon Parkway

Burnaby, B.C. V5J 5J8 Canada

Telephone: 604 419-3200

Facsimile: 604 419-3201

Attention: To the attention of VP, Pharmaceutical Development

And to:

Fenwick & West LLP

1191 Second Avenue, 10th Floor

Seattle, WA 98101

Telephone: 206 389-4510

Facsimile: 206 389-4511

Attention: Roger M. Tolbert, Esq.

or in any case to such other address or addresses as hereafter will be furnished as provided in this Section 16.16 by any Party hereto to the other Party.

16.17	Publicity and Public Statements

Tekmira and Alnylam each agree not to disclose the terms of this Agreement in any public statements, whether oral or written, including, but not limited to, shareholder reports, communications with stock market analysts, statements to other customers or prospective customers, press releases or other communications with the media, or prospectuses, without the other Party’s prior written consent, which will not be unreasonably withheld or delayed, or as required by Applicable Law; provided, however, that either Party may disclose any information required by the rules and regulations of applicable securities regulatory authority or similar federal, state, provincial or foreign authorities, as determined in good faith by the disclosing Party. Where permitted by law, each Party will give the other reasonable advance written notice of a disclosure required by Applicable Law and will cooperate with the other Party with respect to seeking permitted redactions from such disclosure.

16.18	Severability

If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective while this Agreement remains in effect, the legality, validity and enforceability of the remaining provisions will not be affected thereby.

16.19	No Solicitation or Hiring of Employees

Except as otherwise agreed between the Parties, until January 1, 2012, nor at any time thereafter during the Term, neither Alnylam nor Tekmira (and neither of their respective Affiliates) will, without the prior consent of the other Party, solicit the employment of or hire any officer or employee who during the course of employment with the other Party was involved in a material manner with the Supply Services under any Work Order in the five (5) months prior to such solicitation and who when solicited or to be hired is a current employee of the other Party. For clarity, placing an advertisement in a newspaper, periodical or other publication of general availability, or other general recruitment activities not directed at a particular individual, do not constitute an “offer to hire.”

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

Alnylam Pharmaceuticals, Inc.

By:	/s/ Barry Greene
Name:	Barry Greene
Title:	President and Chief Operating Officer

Date:

Tekmira Pharmaceuticals Corporation

By:	/s/ Mark J. Murray
Name:	Mark J. Murray
Title:	President and Chief Executive Officer

Date:	January 3, 2009

APPENDIX I – INITIAL SUPPLY SERVICES PLAN

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- 44 -	*Confidential Treatment Requested.

APPENDIX II

DESCRIPTION OF LICENSED INFORMATION TO BE DISCLOSED BY TEKMIRA

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- 45 -	*Confidential Treatment Requested.